AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON ____, 1997



                            REGISTRATION NO. 33-_____

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                      The PRIMA Group International, Inc.
             (Exact Name Of Registrant As Specified In Its Charter)


                                    DELAWARE
         (State or other jurisdiction of incorporation or organization)

                                      3541
                (Standard Industrial Classification Code Number)

                                   56-2042959
                       (IRS Employer Identification No.)

                            447 S. Sharon Amity Road
                                   Suite 250
                              Charlotte, NC 28211
                                 (704) 366-8999
            (Address, Telephone No. of principal executive offices)

                             James R. Currier, Sr.
                            447 S. Sharon Amity Road
                                   Suite 250
                              Charlotte, NC 28211
                                 (704) 366-8999
             (Name, Address and Telephone No. of Agent for Service)

                                   COPIES TO:

C. Richard Rayburn, Jr., Esq.                    Kevin A. Cudney, Esq.
W. Scott Cooper, Esq.                            Jonathan P. Freedman, Esq.
Rayburn, Moon & Smith, P.A.                      Dorsey & Whitney, LLP
227 W. Trade St., Ste. 1200                      4400 Republic Plaza Bldg.
Charlotte, NC 28202                              370 Seventeenth Street
(704) 334-0891                                   Denver, CO 80202-5644
                                                 (303) 629-3400


APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of          Amount to be     Proposed Maximum     Proposed      Amount of
each class       registered (1)   offering price per    Maximum     registration
of securities                           share (2)       aggregate        fee
to be                                                   offering
registered                                              price

Common              1,725,000        $14.00            $24,150,000    $7,318.18
Stock, par
value $0.01
per share

(1) Includes 225,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

        CROSS REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K
           SHOWING LOCATION IN PROSPECTUS OF PART I ITEMS OF FORM S-1

ITEM AND HEADING IN FORM S-1
REGISTRATION STATEMENT PROSPECTUS          LOCATION IN PROSPECTUS

1.   Forepart of the Registration           Outside Front Cover Page
     Statement and Outside Front Cover
     Page of Prospectus

2.   Inside Front and Outside Back          Inside Front and Outside
     Cover Pages of Prospectus              Back Cover Pages

3.   Summary Information, Risk              Prospectus Summary; The
     Factors and Ratio of Earnings to       Company; Risk Factors
     Fixed Charges

4.   Use of Proceeds                        Prospectus Summary; Use of
                                            Proceeds

5.   Determination of Offering Price        Outside Front Cover Page;
                                            Underwriting

6.   Dilution                               Dilution

7.   Selling Security Holders               Not applicable

8.   Plan of Distribution                   Outside and Inside Front
                                            Cover Pages; Underwriting;
                                            Outside Back Cover Page

9.   Description of Securities to be        Description of Capital
     Registered                             Stock; Dividend Policy

10.  Interests of Named Experts and         Legal Matters; Experts
     Counsel

11. Information with Respect to the        Outside and Inside Front
     Registrant                            Cover Pages; Prospectus

                                           Summary; The Company; Risk
                                           Factors; Dividend Policy;
                                           Capitalization; Dilution;
                                           Selected Consolidated
                                           Financial Data;
                                           Management's Discussion and
                                           Analysis of Financial
                                           Condition and Results of
                                           Operations; Business;
                                           Management; Description of
                                           Capital Stock; Shares
                                           Eligible for Future Sale;
                                           Consolidated Financial
                                           Statements; Outside Back
                                           Cover Page

12. Disclosure of Commission               Not applicable
    Position on Indemnification for
    Securities Act Liabilities

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


           PROSPECTUS (Subject to Completion, dated October 16, 1997)

                       THE PRIMA GROUP INTERNATIONAL, INC.

                                1,500,000 Shares
                                  COMMON STOCK

All of the 1,500,000 shares (the "Shares") of Common Stock, par value $0.01 per share (the "Common Stock"), offered hereby are being sold by The PRIMA Group International, Inc., a Delaware corporation (the "Company"), whose sole assets consist of 99.98% ownership of Prima Industrie S.p.A. and 60% indirect ownership of Prima Electronics S.p.A., each a Societa per Azioni organized under the laws of the Republic of Italy.

PRIOR TO THIS OFFERING (this "OFFERING"), THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK OF THE COMPANY, AND THERE CAN BE NO ASSURANCE THAT SUCH A MARKET WILL DEVELOP AFTER COMPLETION OF THIS OFFERING OR THAT, IF DEVELOPED, IT WILL BE SUSTAINED. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $12 AND $14 PER SHARE (the "OFFERING PRICE"). SEE "UNDERWRITING" FOR A DISCUSSION OF THE FACTORS TO BE CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE. THE COMPANY HAS APPLIED FOR QUOTATION OF THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "TPGI".

THIS OFFERING INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION. SEE "RISK FACTORS" COMMENCING ON PAGE 7 HEREOF, AND DILUTION.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               Price to Public     Underwriting Discounts         Proceeds to
                                   and Commissions (1)            Company (2)(3)
Per Share          $
Total              $

(1) The Company has agreed to sell to the Underwriter a warrant to purchase 150,000 shares of Common Stock, exercisable at a price per share equal to 120% of the Offering Price. In addition, see "Underwriting" for information concerning indemnification arrangements with the Underwriters and other compensation payable to the Underwriter.

(2) Before deducting expenses payable by the Company estimated at $______________ and a non-accountable expense allowance payable to the Underwriter in an amount equal to three percent (3%) of the gross proceeds of this Offering (the "Non-Accountable Expense Allowance"), or approximately $____________ ($__________ if the Underwriter's Over-Allotment Option is exercised in full).

(3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 225,000 additional Shares at the price to public less underwriting discounts and commissions solely for the purpose of covering over-allotments, if any (the "Over-Allotment Option"). If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be $ , $ and $ , respectively. See "Underwriters."

The Shares are offered, subject to prior sale, when, as and if delivered to and accepted by the Underwriters named herein and subject to the approval of certain legal matters by counsel for the Underwriters, and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Shares will be made on or about _____, 1997, at the offices of Chatfield Dean & Co., Greenwood Village, Colorado, against payment therefor in immediately available funds.

CHATFIELD DEAN & CO.                                               _______, 1997

       [Picture of one of the Company's 3-D Products at a customer site.]

































Optimo, Rapido, Platino, Laser Work and PRIMACH are registered trademarks of the Company. All other trademarks or trade names referred to in this Prospectus are the property of their respective owners.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Except as otherwise indicated, all information contained in this Prospectus: (i) reflects the issuance of (A) 2,700,000 shares of Common Stock to substantially all of the shareholders of Prima Industrie S.p.A. ("Prima Industrie") in exchange for their stock interests in Prima Industrie and (B) 300,000 shares of Common Stock to James R. Currier, Sr. and Giovanni Ciamaroni for cash; and (ii) assumes no exercise of the Over-Allotment Option.

THE COMPANY

The PRIMA Group International, Inc. (the "Company") is one of the leading international providers of software-controlled, robotic, precision laser cutting and welding systems (the "Products"). The Company designs, manufactures and sells two-dimensional ("2-D") Products, that cut and weld shapes on a flat surface, and three-dimensional ("3-D") Products, that trim, punch, slot and weld shaped or profiled materials. The Company's Products are used in automotive prototype development and the manufacture of consumer durable goods. The Company's customers include major European and North American automotive manufacturers, including BMW, Fiat, Ford, Chrysler, Mercedes-Benz, Nissan, Peugeot, Renault and Volvo. They are also used by Tier One suppliers for the manufacture of automotive components that are incorporated into the vehicles sold by these manufacturers. The Company is ISO 9001 certified.

The Company believes that it has a leading position in the market for the manufacture and sale of 3-D precision laser cutting and welding systems. The Company's advantages are based on proprietary processes and technologies for automated robotic systems that integrate traditional machine tool equipment with lasers, laser optics and computer technology. These robotic systems utilize electronic process control systems that interface with computer-aided engineering/computer-aided design/computer-aided manufacturing ("CAE/CAD/CAM") software to convert engineering designs into instructions for machinery operations.

Industry sources project that, by 2015, an additional 160 assembly plants will be constructed outside Europe, the United States, and Japan, representing an increase of 80% over the current 200 assembly facilities worldwide. These new plants and their Tier One suppliers will be equipped with advanced factory automation systems, potentially including those provided by the Company, in place of traditional manufacturing and assembly technologies. Therefore, the Company expects vigorous demand for its Products in developing markets, as well as accelerating demand within Europe and the United States as older assembly operations are retrofitted, relocated or replaced.

The Company, through Prima Electronics S.p.A. ("Prima Electronics"), its majority-owned subsidiary, designs and manufactures state-of-the-art software and hardware-based industrial process controls for the Company's equipment and for other industrial equipment manufacturers. Industrial process controls function as the "brains" of the machinery, directing all aspects of its operations. Prima Electronics' primary outside customer is Atlas Copco Airpower NV ("Atlas Copco"), one of the world's leading suppliers of power generation and pneumatic equipment.

The Company's goal is to exploit its technological superiority to become the leading international provider of fully integrated, robotic systems for the precision cutting and finishing stages of the manufacturing process. The Company also intends to become a recognized supplier of industrial process controls for the machine tool industry. The specific elements of the Company's strategy to achieve these objectives are as follows:

     o Enhance the Company's Products for use in higher volume production environments;

     o Maintain and expand its current market share in 2-D and 3-D Products through aggressive global marketing;

     o Market Prima Electronics' industrial process controls through worldwide distribution channels;

     o Develop, as a discrete profit center, comprehensive warranty and serv ice, training and support, preventive maintenance and upgrades for the Company's Products;

     o Expand the licensing of its technology for the manufacture and sale of the Company's 2-D Products outside Europe; and

     o Achieve vertical and horizontal integration through strategic acquisitions and joint ventures.

THE OFFERING

Common Stock outstanding
prior to this Offering                  3,000,000 shares

Common Stock offered                    1,500,000 shares

Common Stock to be
outstanding after this Offering         4,500,000 shares(1)

Use of Offering proceeds                Marketing and sales promotion,
                                        research and development and
                                        general corporate purposes,
                                        including working capital

Proposed Nasdaq National Market
symbol                                  TPGI



(1) Assumes no exercise of the Over-Allotment Option.  See "Underwriting."

SUMMARY CONSOLIDATED FINANCIAL DATA
(In Thousands, Except Per Share Data)

                                          YEARS ENDED DECEMBER 31,
                            1996      1995      1994        1993         1992

CONSOLIDATED STATEMENT
  OF OPERATIONS DATA:
  Total revenues           $43,525   $39,412   $29,670     $33,111      $45,155
Operating income (loss)      1,816      (543)   (3,963)     (1,304)     (2,439)
Net income (loss)            1,525    (2,400)   (5,270)       (765)     (1,064)
Earnings
 (loss) per share             $.51    ($1.19)   ($2.34)      ($.33)      ($.46)
Pro forma weighted
  average common and
  common equivalent
  shares outstanding         3,000     2,021     2,254      2,333        2,333

                                SIX MONTHS ENDED
                                    JUNE 30,
                               1997          1996

CONSOLIDATED STATEMENT
  OF OPERATIONS DATA:
  Total revenues              $19,261       $18,403
Operating income (loss)           658           335

Net income (loss)                (184)         (353)
Pro forma earnings
  (loss) per share               (.06)         (.12)
Pro forma weighted
  average common and
  common equivalent
  shares outstanding            3,000         3,000

                                                JUNE 30, 1997
                                          ACTUAL      AS ADJUSTED(1)


CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents                 $ 254           17,107
Working capital                           5,115           21,968
Total assets                             34,625           51,478
Total liabilities                        30,364           30,364
Stockholders' equity                      4,261           21,114

(1) Adjusted to reflect the sale by the Company of 1,500,000 Shares offered hereby at an assumed Offering Price of $13.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, and the application of the estimated net proceeds therefrom as described herein. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

AN INVESTMENT IN THE SHARES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK, INCLUDING RISKS RELATING TO THE COMPANY, THE INDUSTRIES IN WHICH THE COMPANY OPERATES AND THE SECURITIES MARKETS IN GENERAL. IN ADDITION TO OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE SHARES OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE DESCRIBED IN SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE FOLLOWING RISK FACTORS.

DEPENDENCE ON AUTOMOTIVE INDUSTRY. A significant portion of the Company's revenues are derived from the automotive industry. The automotive industry is cyclical and has experienced significant periodic downturns, which often have had an adverse effect on the demand for capital goods equipment used in the production of automobiles. The Company believes that downturns in the automotive industry will continue to occur in the future and may result in decreased demand for the Company's Products. At the same time, however, the automotive industry tends to exempt capital goods that increase productivity from capital expenditure cut backs. Furthermore, since the Company sells its Products in Europe, North America and Asia, it is unlikely that all of these markets will experience the effects of an economic downturn simultaneously, thereby moderating the Company's exposure to adverse automotive business cycles. The Company has significant business activity in other business segments outside of the automotive industry that will further moderate the effects of the adverse automotive cycles; however, the benefit from non-automotive business may lessen, as the Company intends to focus product and technology development activities on the automotive industry for a substantial portion of its future growth. In addition, the Company believes that its ability to reduce expenses in a future downturn will be constrained by the need for continual investment in research and development and the need to maintain extensive ongoing customer service and support capability. Accordingly, any downturn in the automotive industry could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS OF DOING BUSINESS IN ITALY; RISKS OF UNENFORCEABILITY OF CIVIL Liabilities Against Foreign Persons. While the Company's corporate headquarters are in the United States, the majority of its operations are carried on in or near Turin, Italy, and a substantial number of the Company's officers and directors reside in Italy and other countries in Europe. Accordingly, the operations of the Company will be subject to political, social and economic conditions in Italy. Italy has two predominant economic regions -- the North, starting at Rome and extending to the northern borders with France, Switzerland and Austria, and the South, extending from Rome southward, and including Sicily and Sardinia. Northern Italy is one of Europe's richest regions, while Southern Italy is one of its poorest. The Italian government continues to confront the problem of providing aid and social welfare programs to the residents of the South without increasing the burden on the comparatively wealthy residents of the North. A new factor in this decades-old problem is the budget deficit and national debt requirements that European states must satisfy to be eligible to join the European Monetary Union (the "EMU") which has, as one of its primary objectives, the establishment of a single European currency by 1999. On October 9, 1997, Prime Minister Romano Prodi resigned after a small party of hard-core Communists withdrew their support for his center-left coalition, which was needed to maintain a parliamentary majority. The dispute arose over Mr. Prodi's 1998 proposed budget that included cuts in pension and healthcare programs. The impetus for the budget cuts was the requirements for entry into the EMU.

Another factor in the North/South regional controversy in Italy is the phasing-out of special tax breaks for manufacturers located in the South, due to EMU rules on state aid. The institution by the Italian government of tax, labor and social security programs that cover Northern and the Southern Italy for the most part equally has resulted in higher taxes and an unpredictable regulatory environment.

A substantial number of the directors and executive officers of Prima Industrie and Prima Electronics, as well as those of the Company, reside outside the United States (principally in the Republic of Italy). All or a substantial portion of the assets of the Company and of these persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them judgments obtained in United States courts predicated upon the civil liability provisions of the Federal securities laws of the United States. The Company has been advised by its Italian counsel, Chiomenti E Associati, that
(a) enforceability in Italy, in actions for enforcement of final judgments of United States courts, of civil liabilities predicated upon the Federal securities laws of the United States is subject, among other things, to the Italian courts' determination that enforcement would not violate Italian public policy and (b) in original actions in Italy to enforce such liabilities, an Italian court would examine the merits of the claims in accordance with Italian procedure and applicable conflict of laws rules and would not necessarily apply United States substantive laws.

Prima Industrie and Prima Electronics are each an Italian Societa per Azioni (S.p.A.). The S.p.A. is the form of organization closest to a U.S. corporation; however, under Italian law, if a S.p.A. has a single shareholder, then the single shareholder will, in the case of the insolvency of the S.p.A., be liable for all of the debts of the S.p.A. incurred during the time of the shareholding in excess of the shareholder's capital contribution. At present, there are at least two shareholders of Prima Industrie and Prima Electronics, and, accordingly, the insolvency of either entity would not create additional liability for its shareholders. If the Company were to acquire all of the share capital of Prima Industrie, it would be possible that the assets of the Company would be subject to the liability of Prima Industrie arising after the date of this Prospectus in the event of the insolvency of Prima Industrie.

Dependence Upon the Continuation of Changing Trends in the Manufacturing Industry. Historically, manufacturers have utilized tool and die technology both to stamp the shape of a component and to cut and finish its details. The use of precision laser cutting and welding systems as a replacement for tool and die technology in the precision cutting and finishing stages of manufacturing has been limited to prototype development and relatively low volume production runs because these systems do not process components as quickly as do tool and die systems. The Company believes that certain trends in the manufacturing industry are causing an increasing emphasis on lower volume production runs and a decreasing emphasis on processing speed for precision cutting and finishing. A key component of the Company's strategy is to take advantage of the continued and expanded use of precision laser cutting and welding systems as a result of these trends. There can be no assurance, however, that these trends will continue or, indeed, that they will not reverse course. The deceleration or reversal of any of these trends could have a material adverse effect on the Company's growth strategy, and, therefore, its business, financial condition and results of operations. See "Business -- Strategy" and "-- the Automotive Fabrication Process."

Historic Lack of Profitability. Prior to 1996, Prima Industrie experienced several years of net operating losses. These losses were financed by capital infusions and loans. A substantial part of the Company's profits in 1996 are attributable to gains resulting from the sale of Sapri S.p.A., a subsidiary of Prima Industrie, rather than from ongoing operations. While Prima Industrie has changed its business plan to focus on precision laser cutting and welding systems, there can be no assurance that this business plan will produce profitable results. See "History of the Company," "Management's Discussion and Analysis of Financial Condition and Results of Operation," and "Business -- Strategy."

Competition. To remain competitive, the Company believes that it will be required to manufacture and deliver products to customers on a timely basis with high quality and that it will also be required to maintain a high level of capital commitment to research and development and to sales and marketing. There can be no assurances that the Company will have sufficient resources to continue to make the investments necessary to maintain its competitive position. In addition, there can be no assurance that the Company's larger competitors in the 2-D market place, who have substantially greater financial resources than the Company, will not attempt to enter the 3-D marketplace. The chances of competitors with a larger capital base entering the 3-D market will increase if the 3-D market expands at the rate that the Company expects. See "Business -- Competition."

Currency Risks. The Company's profitability has been affected by the changes in the relative values of the Italian Lira ("Lit"), the German Deutsche Mark ("DM") and the U.S. Dollar ("Dollar"). The Company purchases various components of its Products, including most of its lasers, in DM denominated transactions. It also has had significant delays in collecting its accounts receivable. These factors exacerbate the effects that result from the traditional volatility of the Lit. The planned conversion under the EMU to a single currency will affect the Company's profitability as the conversion occurs. As the Company attempts to increase sales in North and South America and Asia, currency risks will continue to affect its profitability, although management expects that these non-European transactions will be denominated in Dollars. For as long as the Lit remains volatile against the Dollar and other important trading currencies, the Company will attempt to minimize exposure to exchange rate fluctuations by purchasing goods and services in currencies with more favorable exchange rates. Management will continue to monitor the Company's exposure to currency fluctuations and use forward currency purchases to minimize the effect of these fluctuations; however, exchange rate fluctuations may have a material adverse effect on the Company's business, financial condition and results of operations. In the future, the Company may be required to sell its products in other currencies, making the management of currency fluctuations more difficult and exposing the Company to greater risks in this regard. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Risk of Expansion of Foreign Operations. The Company's growth strategy involves an aggressive expansion of its business in Europe, the Americas and the Pacific Rim. There can be no assurance that the Company will be able to manage this expansion effectively or that the Company's investment in these activities will enable it to compete successfully in international markets or to meet the service and support needs of its customers.

Additionally, a significant portion of the Company's sales and operations could be subject to certain additional risks as a result of continued expansion into foreign markets, including tariffs and other barriers, difficulties in staffing and managing foreign subsidiary and branch operations, currency exchange risks and exchange controls, potentially adverse tax consequences and the possibility of difficulty in collecting its accounts receivable. Further, while the Company has experienced no difficulty to date in complying with export controls, these rules could change in the future and make it more expensive, difficult or impossible for the Company to export its products to various countries. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business."

Dependence on Key Suppliers. Certain of the components and subassemblies included in the Company's products are obtained from a limited group of suppliers. In particular, there are few alternative sources for certain laser and optical components used in the Company's Products. In addition, the Company is increasingly outsourcing the manufacture of subassemblies. If the Company is unable to obtain a sufficient quantity of components or subassemblies, or if such items do not meet the Company's quality standards, delays or reductions in product shipments could occur, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing."

Governmental Regulation. The Company's products are subject to numerous foreign government standards and regulations that are regularly being amended. Although the Company endeavors to meet foreign technical and regulatory standards, there can be no assurance that the Company's products will continue to comply with foreign government standards and regulations, or changes thereto, or that it will be cost-effective for the Company to redesign its products to comply with such standards and regulations. Although Prima Industrie has received an ISO 9001 certification, the inability of the Company to design or redesign products to comply with foreign standards could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing."

Rapid Technological Change; Acceptance of New Product Introductions.
Precision laser cutting and welding equipment and processes are subject to rapid technological change. The Company believes that its future success will depend in part upon its ability to continue to enhance its products and to develop and manufacture new products with improved capabilities. In order to enhance and improve its products and develop new products, among other things, the Company must work closely with its customers to integrate its laser cutting and welding equipment into its customer's production systems. There can be no assurance that future technologies will not render the Company's Products obsolete or that the Company will be able to develop and introduce new Products or enhancements to its existing products and processes in a timely manner that satisfy customer needs or achieve market acceptance. The failure to do so could materially adversely affect the Company's business, financial condition and results of operations. See "Business -- Research and Development."

Risks Associated with Rapid and Substantial Manufacturing Expansion. To meet current and anticipated demand for its Products, the Company must substantially increase the rate by which it manufactures and tests its Products by the end of 1998. Additionally, the Company may underestimate the costs required to increase its manufacturing capacity, which may materially adversely affect the Company's results of operations. In addition to increasing manufacturing and assembly capacity at its facilities in Turin, Italy, the Company plans to commence assembly operations in North America within two years. However, there can be no assurance that the Company will be successful and commence assembly operations on schedule. The failure of the Company to commence assembly operations on schedule could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business --Manufacturing" and "--Intellectual Property Rights."

Likely Fluctuations in Quarterly Operating Results. The Company's quarterly operating results have fluctuated in the past and are likely to fluctuate significantly in the future, depending upon a variety of factors. Such factors may include: the demand for precision laser cutting and welding systems in general and, in particular, for the Company's Products; the timing and size of orders from the Company's base of customers; the ability of the Company to manufacture, test and deliver its Products in a timely and cost-effective manner; the timing of new product announcements and releases by the Company and its competitors; the entry of new competitors into the market for precision laser cutting and welding equipment; the ability of the Company to manage its costs as it begins to supply its Products in larger volumes; and the Company's ability to manage effectively its exposure to foreign currency exchange rate fluctuations.

The Company derives substantial portions of its quarterly and annual revenues from the sales of its Products, and these revenues are subject to historical seasonality. The Company's fourth quarter is typically its strongest revenue quarter. By contrast, in the first and third quarters of each fiscal year, the Company historically has experienced lower revenues as a result of extended European holidays during Christmas and New Year's and the traditional month-long summer holiday, typically taken in August.

In addition, the timing of the recognition of revenue from an order for one or a small number of systems can have a significant impact on the Company's total revenues and operating results for a particular period. The Company's operating results for a particular period could be adversely affected by the cancellation, re-scheduling or delay of orders for a small number of systems, or even one system. The Company's expense levels are based, in large part, on the Company's expectations as to future revenues and are, therefore, relatively fixed in the short term. If revenues fall below expectations, net income will be disproportionately and adversely affected. The impact of these and other factors on the Company's revenues and operating results in any future period cannot be forecast with any degree of certainty. See "Business -- Backlog." Due to the foregoing factors, as well as other unanticipated factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts or investors. In such event, the price of the Common Stock will be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Need to Manage Growth. The Company intends to expand its operations substantially following the completion of this Offering. This expansion may place a significant strain on the Company's management, financial and other resources. Managing the growth of the Company's business, if such growth occurs, will require the Company to continue to improve and expand its management, operational and financial systems, procedures and controls, including accounting and other internal management systems, and its quality control, delivery and field service and customer support capabilities. There can be no assurance that the Company will be able to successfully expand its operations, effect timely deliveries of its Products or maintain the product quality and reliability required by its customers. The Company has experienced, and may continue to experience, delays in deliveries to customers as a result of its inability to increase its manufacturing capacity fast enough to meet demand. Any failure to manage the Company's growth, if such growth occurs, would materially adversely affect the Company's business, financial condition and results of operations.

Need to Expand Field Service and Support Organization. The Company believes that the need to provide fast and responsive service to the automotive industry and automotive equipment suppliers is critical to the Company's success. Therefore, the Company believes it is essential to establish, through its own personnel or through third-party personnel, a rapid response capability to service its Products throughout the world. There can be no assurance that the Company will be able to attract qualified personnel to establish these operations successfully or that the costs of such operations will not be excessive. A failure to implement this plan effectively could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Strategy."

Availability of Future Financing. The Company requires substantial working capital to fund its business, particularly to finance inventories, accounts receivable and capital expenditures. The Company believes that the net proceeds of this Offering, together with anticipated cash provided by operations and available lines of credit, will be adequate to meet its cash needs for at least the next 12 months. The Company's future capital requirements will depend on many factors, including the rate of the Company's manufacturing expansion, the timing and extent of spending to support product development efforts and expansion of sales and marketing and field service and support, the timing of introductions of new products and enhancements to existing Products, and market acceptance of the Company's Products. The Company expects that it may need to raise additional equity or debt financing in the future. There can be no assurance that additional equity or debt financing, if required, will be available on acceptable terms or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

Uncertainty Regarding Protection of Proprietary Technology and Patents. The Company relies primarily upon trade secret protection, employee and third-party nondisclosure agreements and other intellectual property protection methods to protect its confidential and proprietary information. Despite these efforts, there can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets and technology or that the Company can meaningfully protect its trade secrets. The Company also relies for intellectual property protection, to a lesser extent, on its patent, trademark and copyright portfolio. The Company owns 16 United States, European and Japanese patents covering certain aspects of technology associated with laser cutting and welding. These patents expire on dates beginning in November, 2002 and ending in January, 2014. There can be no assurance that any issued patents will provide the Company with competitive advantages or that such patents will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company's ability to do business. Additionally, because foreign patents may afford less protection under foreign law than is available under United States patent law, there can be no assurance that any foreign patents issued to the Company will adequately protect the Company's proprietary information. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate the Company's products or, if patents are issued to the

Company, design products that duplicate the uses of the Company's products without violating its patents.

Others may have filed, and in the future may file, patent applications that are similar or identical to those of the Company. No assurance can be given that any such patent application will not have priority over patent applications filed by the Company. To determine the priority of inventions, the Company may have to participate in interference proceedings declared by the United States Patent and Trademark Office that could result in substantial cost to the Company. There can be no assurance as to the outcome of any such proceeding.

Risks Associated with Licensing. The Company's strategy for expansion of its markets for 2-D Products is to license its technology to other entities for the manufacture and distribution of those Products in geographic regions in which the Company has not achieved market penetration. See "Business -- Licensing." Since a license will grant to the licensee exclusive rights in a specified territory outside of Europe, the success of the Company's strategy will depend on the ability of the Company's management to select licensees that will aggressively promote the products made under such licenses. The Company has entered into one license with Strippit, Inc. for North America. See "Business -- Licensing." While the Company expects to enter into license agreements that give the Company certain termination rights if the licensee is not performing as required, the ability of the Company to enforce those rights will depend upon the laws and the judicial system of the territory in which the licensee is resident.

Dependence on Key Personnel. The Company is highly dependent on the services of a number of key employees in various areas, including engineering, research and development, sales and marketing and manufacturing. The Company has in the past experienced difficulty in hiring personnel, including experts in laser technology. The Company believes that, to a large extent, its future success will depend upon the continued service of its engineering, research and development, sales and marketing and manufacturing personnel and on its ability to attract and retain highly skilled personnel in each of these areas as the Company expands its operations. The Company has employment agreements with its key executives, but there is no assurance that the Company will be able to retain other key employees. The failure of the Company to hire and retain such personnel or recruit replacement personnel could have a material adverse effect on the Company's business, financial condition and results of operation. See "Business -- Employees," and "Management -- Employment Agreements."

Risk of Product Liability Claims and Product Recalls. The Company faces a significant risk of exposure to product liability claims in the event that the use of its Products results in personal injury or death, and there can be no assurance that the Company will not experience material product liability losses in the future. The Company maintains insurance against product liability claims in the amount of $1.0 million per occurrence and $1.5 million in the aggregate, which it believes is sufficient in light of historical loss experience and industry custom. There can be no assurance, however, that such coverage will continue to be available on terms acceptable to the Company or that such coverage will be adequate for liabilities actually incurred. In addition, in the event that any of the Company's products prove to be defective, the Company may be required to recall or redesign such products. A successful claim brought against the Company in excess of available insurance coverage, or any claim or product recall, especially one that results in significant adverse publicity against the Company, could have a material adverse effect on the Company's business, financial condition and results of operations.

Shares Eligible for Future Sale. Sales of a substantial number of shares of Common Stock in the public market following this Offering could adversely affect the market price for the Company's Common Stock. Upon completion of this Offering, the 1,500,000 Shares sold in this Offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), by persons other than "affiliates" of the Company. The remaining 3,000,000 shares of Common Stock to be outstanding following the Offering will be "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act ("Rule 144") and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144. In addition, all of the holders of such shares have executed lock-up agreements pursuant to which they have each agreed not to sell or otherwise dispose of any of their shares for a period of two years after the date of this Prospectus without the prior written consent of both the Underwriter and the Company. Following the expiration of such lock-up agreements, such shares will become available for resale in the public market, subject to the volume limitations, holding periods and other restrictions of Rule 144. See "Shares Eligible for Future Sale."

Additional Shares Issued in Future Acquisitions. The Company's strategy for growth is based, in part, upon acquisitions of existing businesses. Those acquisitions may involve additional issuances of shares of Common Stock or preferred stock to the owners of the acquired businesses. While the Company has had discussions with several potential acquisition candidates, it has no present plans for acquisitions or the issuance of additional shares. The issuance of additional shares may adversely affect the market price of the Common Stock. See "Business -- Strategy."

No Prior Market; Possible Volatility of Stock Price. Prior to this Offering, there has been no public market for the Common Stock, and there can be no assurance that an active public market will develop or be sustained after this Offering. The Offering Price has been determined by negotiations among the Company and the representatives of the Underwriters and does not necessarily reflect the market price of the Common Stock after this Offering. The trading price of the Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, as well as other events or factors, such as the issuance of shares of Common Stock to consummate an acquisition. In addition, the equity markets have from time to time experienced extreme price and volume fluctuations which have particularly affected the market price of many high technology companies and which often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. See "Underwriting."

Dilution. Purchasers of the Shares offered by this Prospectus will suffer immediate and substantial dilution of 64.5% of their investment in the Shares from the Offering Price. See "Dilution."

Anti-Takeover Effect of Charter, Bylaw Provisions and Employment Agreements; Availability of Preferred Stock for Issuance. The Company's Articles of Incorporation and Bylaws contain provisions that could discourage a proxy contest or make more difficult the acquisition of a substantial block of the Common Stock. The employment agreement for Mr. James R. Currier, Sr., contains a payment of three times his annual salary if the agreement is terminated after a change of control of the Company. This agreement may make the acquisition of control of the Company more expensive. In addition, the Board of Directors is authorized to issue, without stockholder approval, up to 1,000,000 shares of preferred stock with voting, conversion and other rights and preferences that may be superior to those of the Common Stock and that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock or of rights to purchase the Company's preferred stock could be used to discourage an unsolicited acquisition proposal. See "Description of Capital Stock -- Preferred Stock."

                                USE OF PROCEEDS

The net proceeds to the Company from the sale of the 1,500,000 Shares offered hereby are estimated to be $16,850,000 ($20,066,500 if the Over-Allotment Option is exercised in full), assuming an Offering Price of $13.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company anticipates that the net proceeds will be used in the following manner.


                                                                    Exercise of Over-Allotment Option
                                                                    ---------------------------------
Application of           Approximate         Percentage of          Approximate         Percentage of
Net Proceeds               Amount              Net Proceed             Amount            Net Proceeds
--------------           -----------         -------------           ----------         -------------
Marketing and Sales
 Promotion (1)           $ 4,750,000             28.2%              $ 4,750,000             23.7%

Research and
Development (2)            5,200,000             30.9%                5,200,000             25.9%

Working Capital (3)        6,900,000             40.9%               10,117,500             50.4%
                         -----------            ------              -----------            -----
TOTAL                    $16,850,000            100.0%              $20,067,500            100.0%
                         ===========            =====               ===========            =====

_________________________

(1) Expenditures will be made for marketing and sales promotion in the periods from 1998 through the year 2000, including the presentation of exhibits at major machine tool exhibitions throughout the world, extensive marketing and promotional efforts to introduce new products and key account promotions.

(2) Expenditures will be made to fund research and development activities through the year 2000 to introduce 3-D "Laser-On-Line" and 2-D "Push Button" product families of precision cutting and welding products and systems. These product developments are intended to transform existing 2-D and 3-D product families from "prototyping" equipment to more robust production oriented families of precision cutting and welding products and technology. See "Business -- Strategy." The Company intends to contract with Prima Industrie to complete these developments. The Company will provide funding for these R&D projects in amounts of approximately $2,000,000 during the 1998 fiscal year, $1,800,000 during the 1999 fiscal year, and $1,400,000 during the 2000 fiscal year.

(3) The balance of the net offering proceeds will be utilized for general corporate requirements, including financing working capital needs of the Company's subsidiary operations. The Company will provide internal lending facilities for all subsidiary operations, including financing working capital, foreign currency purchases, research and development and other capital expenditures, either by the use of cash from the proceeds of this Offering or by guaranteeing, or otherwise providing credit enhancement of, credit facilities provided by lending institutions. In addition, the Company will use a portion of these proceeds to acquire from Prima Industrie existing intellectual, patent and other technology rights to the Company's Products, including modifications, enhancements, and successive generations.

Pending such uses, the net proceeds to the Company from this Offering will be invested in short-term, investment grade, interest-bearing securities.

The foregoing represents the Company's best estimate of the allocation of the net proceeds of this Offering based upon the Company's currently contemplated operations and business plans, as well as current economic and industry conditions, and is subject to reapportionment among the categories listed above in response to, among other things, changes in the Company's plans, unanticipated future revenues and expenditures and unanticipated industry conditions. The amount and timing of expenditures will vary depending on a number of factors, including, without limitation, the results of operations and changing industry conditions. To the extent deemed appropriate by management, the Company may acquire fully developed products or businesses which, in the opinion of management, facilitate the growth of the Company or enhance the market penetration or reputation of its Products. To the extent that the Company identifies any such opportunities, an acquisition may involve the expenditure of significant cash or the issuance of capital stock of the Company. Any expenditure of cash will reduce the amount of cash available for working capital or marketing and promotional purposes. The Company currently has no commitments, understandings or arrangements with respect to any such acquisition.

                                DIVIDEND POLICY

To date, Prima Industrie, Prima Electronics and the Company have not declared or paid any cash dividends on their capital stock. The Company currently intends to retain any future earnings to finance the growth and development of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

The following table sets forth, as of June 30, 1997, (i) the actual short-term obligations and capitalization of the Company on a consolidated basis, and (ii) the pro forma short-term obligations and capitalization of the Company, after giving effect to the receipt by the Company of the estimated net proceeds from the sale of the 1,500,000 shares of Common Stock offered hereby at an assumed Offering Price of $13.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company and the application of the net proceeds thereof.

                                JUNE 30, 1997
                         ACTUAL          PRO FORMA
                    (IN THOUSANDS, EXCEPT SHARE DATA)

Short-term
  obligations(1)        $ 9,530          $ 9,530


Stockholders' equity
  (deficit): Preferred
  Stock, $0.01 par
  value: actual, pro
  forma and pro forma
  as adjusted --
  1,000,000 shares
  authorized, no
  shares issued or
  outstanding                --            --
Common Stock: actual
  $0.01 par value,
  14,000,000 shares
  authorized, 3,000,000
  shares issued and
  outstanding; pro
  forma -- $0.01 par value,
  14,000,000 shares
  authorized,
  4,500,00 shares issued
  and outstanding(2)           30             45
Additional paid-in
  capital                  13,775         30,610
Accumulated deficit        (9,055)        (9,055)
Cumulative translation
  adjustment                 (486)          (486)
Total stockholders'
  equity                     4,264        21,114
Total capitalization       $13,794       $30,644
                          ========      ========

(1) Short-term obligations consist of short-term indebtedness for borrowed money and the current portion of capital lease obligations. See Note 7 of Notes to Consolidated Financial Statements.

(2) Excludes 225,000 shares of Common Stock subject to the Underwriter's Over-Allotment option. See "Underwriting."

                                    DILUTION

The net tangible book value of the Company as of June 30, 1997 was $3,956,000, or approximately $1.32 per share. After giving effect to the sale by the Company of 1,500,000 Shares in this Offering at an assumed Offering Price of $13.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company, the pro forma net tangible book value of the Company at June 30, 1997 would be $20,806,0 00, or $4.62 per share. This represents an immediate increase in pro forma net tangible book value of $3.30 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $8.38 per share to new investors purchasing Shares in this Offering. The following table illustrates the per share dilution:

Assumed Offering Price
 per Share:                                                      $13.00

Pro forma net tangible book value per Share
 before this Offering:                          $1.32

Increase in pro forma net tangible book
  value per Share attributable to investors
  in this Offering:                             $3.30

Pro forma net tangible book value per share
 after this Offering:                                             $4.62

Dilution per share to investors in this Offering:                 $8.38


The following table summarizes on a pro forma basis, as of the date of this Prospectus, the difference between the existing stockholders and the purchasers of Shares in this Offering with respect to the number of shares purchased from the Company, the total consideration paid and the average price per share paid, and the sale of 1,500,000 Shares at an Offering Price of $13.00 per share (before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company):

                           SHARES        PURCHASED       TOTAL CONSIDERATION
                           NUMBER        PERCENT        AMOUNT         PERCENT
Existing stockholders(1)  3,000,000        66.7%      $ 7,078,000      26.6%
New investors             1,500,000        33.3%       19,500,000      73.4

           Total          4,500,000       100.0%      $26,578,000     100.0%

(1) The amount shown takes into account (a) the issuance of 300,000 shares at par value for $3,000 to James R. Currier, Sr. and Giovanni Ciamaroni; and (b) the exchange by the Prima Industrie Shareholders of substantially all of the outstanding capital stock of Prima Industrie in return for 2,700,000 shares of Common Stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the Company's consolidated financial statements and notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included elsewhere in this Prospectus. The consolidated statement of operations data for the years ended December 31, 1992 and 1993 and the consolidated balance sheet data at December 31, 1992 and 1993 are derived from consolidated financial statements not included in this Prospectus, which have not been audited by Hein + Associates, LLP. The data for 1992 and 1993 has been revised by the Company to reflect the requirements of U.S. generally accepted accounting principles. The consolidated statement of operations data for the six months ended June 30, 1996 and 1997 are derived from unaudited financial statements included elsewhere in this Prospectus that have been prepared on the same basis as the audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such period. These historical results are not necessarily indicative of the results to be expected in the future and results for interim periods are not necessarily indicative of results for the entire year.


                                                  SIX MONTHS ENDED
                                                       JUNE 30                                             YEARS ENDED DEC. 31
                                                                (IN THOUSANDS, EXCEPT PER SHARE  DATA)
                                                  1997          1996       1996        1995           1994        1993        1992
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  Product Sales                                  $ 18,726    $ 18,008    $ 41,108    $ 37,356     $ 27,774    $ 27,814    $ 38,215
Other                                                 535         395       2,417       2,056        1,896       5,297       6,940
Total Revenues                                     19,261      18,403      43,525      39,412       29,670      33,111      45,155
Cost of Product Sales 14,996                       14,608      34,357      32,565      27,373       24,302      34,111
Gross Profit                                        4,265       3,795       9,168       6,847        2,297       8,809      11,044
Research and Development                              632         641       1,329         670          656       2,616       2,581
General and Administrative                          3,005       2,819       6,023       6,720        5,604       7,497      10,902
Total Costs and Expenses                           18,603      18,068      41,709      39,955        33,633     34,415      47,594


                                       22

Operating Income (loss)                               658         335       1,816        (543)       (3,963)    (1,304)     (2,439)
Other Income (expense)                               (535)       (441)        111      (1,684)       (1,472)       524         751
Income (loss) before provision for Income Taxes       123        (106)      1,927      (2,227)      (5,435)       (780      (1,688)
Provision for
Income Taxes                                         (211)       (111)       (189)        (43)          (4)                    (27)
Minority
Interest                                              (96)       (136)       (213)       (130)         169          15         651
Net Income (loss)                                    (184)       (353)      1,525      (2,400)      (5,270)       (765)     (1,064)
Pro forma Earnings (loss) per share (1)          $  (0.06)   $  (0.12)   $   0.51    $  (1.19)    $  (2.34)   $  (0.33)   $  (0.46)
Pro forma weighted average common and
common equivalent shares outstanding                3,000       3,000       3,000       2,021        2,254       2,333       2,333

CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents                             254                $    585    $    804          620       2,518       1,412
Working Capital                                     5,115                   6,510       3,574         (687)      2,365         366
Total Assets                                       34,625                  36,352      35,268       31,244      34,240      45,362
Total Liabilities                                  30,364                  31,418      32,037       33,796      31,871      41,457
Stockholders' Equity                                4,261                   4,934       3,231       (2,552)      2,369       3,905

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

The following discussion contains trend analysis and other forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those described in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Prospectus, particularly under "Risk Factors."

OVERVIEW

Prima Industrie was established in 1977 as a design and engineering firm. In 1978, Prima Electronics was established to manufacture industrial process controls. The first 3-D Products were developed by Prima Industrie in 1979 and have evolved into the major focus of the Company's business. Approximately 30% of the sales of Prima Industrie are within Italy and the majority of the remaining sales are to other countries in Europe.

During Fiscal Year 1998, Company management will concentrate on increasing the sales of its 3-D Products, which have greater gross margins than its 2-D Products. Management believes that continued increases will result in purchase discounts, improving profit margins accordingly. Further, primarily because of the fixed nature of the Company's overhead costs, these increases in sales will result in proportionately greater increases in net income. The Company has entered into a license agreement with Strippit, Inc. ("Strippit"), a Delaware corporation and a subsidiary of Idex Corporation, for the manufacture and sale of products using the technology for the Platino product. Moreover, the Company has executed a license agreement with a licensee in China for the Company's 2-D Laser Work Product, subject to the approval of the government of the People's Republic of China. In addition, negotiations are underway with another potential 2-D licensee in the Far East. Licensing revenues (which are calculated without any related direct costs), royalties and profit margins on the sale of proprietary equipment to licensees could significantly improve gross margins on 2-D equipment. Additionally, the Company expects margins to improve if assembly operations are commenced outside of Italy, as a result of lower direct labor costs.

Company management will focus on improving the cash flow from contracts with European customers to the extent that competitive and European business practices permit. Management expects improving cash flows will decrease the Company's dependence on its Working Capital Facility ("WCF") thereby reducing interest expenses. Furthermore, upon completion of this Offering, significant portions of the subsidiary operations' cash requirements will be financed by the Company at more favorable interest rates. The Company will act as an "internal lending facility" to its subsidiary operations and will supervise the cash management of all its subsidiary operations.

The Company expects R&D and marketing expenses to increase significantly during the 1998 Fiscal Year. Development of the Company's "Laser On-Line" family of 3-D Products will involve substantial development costs, and the introduction of that product family to the market in late 1998 will have an impact on earnings for the year, although Company management believes net income will increase in year-to-year comparisons and as a percentage of sales. See "Business -- Research & Development" and "Use of Proceeds."

During the 1998 fiscal year, the Company expects to update its management and control systems by purchasing new hardware and software products. Several Enterprise Resource Planning Software products are commercially available that can closely approximate the Company's requirements without significant customizing. This capital expenditure will occur during the middle part of the year, and management does not expect this expenditure to exceed $150,000. No other significant capital expenditures are currently anticipated.

The Company has identified several candidates for acquisition or merger and is engaged in preliminary discussions regarding possible business combinations, including the possible purchase of the minority interest in Prima Electronics. Management expects discussions with these candidates to accelerate upon completion of this Offering, although no assurances can be given about the outcome of these discussions. The Company will focus on those candidates that will add to earnings and provide significant critical mass to produce economies of scale in both sales and manufacturing activities.

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Prospectus. For purposes of the following discussion, references to exchange rates are between the Lit and the Dollar.

RESULTS OF OPERATIONS

Six Month Period Ended June 30, 1997, Compared to Six Month Period Ended June 30, 1996

                                     TABLE 1
                                 (In Thousands)

                                                                     Change
                                     6/30/97     6/30/96       Amount      Percent

TOTAL REVENUES                        $19,261     $18,403        $858        4.7%
Cost of Sales                         $14,966     $14,608        $358        2.5%
Research and Development                 $632        $641         ($9)      (1.4)%
Selling, General and
Administrative Expenses                $3,005      $2,819        $186        6.6%
Total costs                           $18,603     $18,068        $535        3.0%
Operating Income                         $658        $335        $323       96.4%
Interest and other income                $543        $543
Interest and other expense            ($1,078)      ($984)        $94        9.5%
                                        ($535)      ($441)       ($94)     (21.3)%
Income(loss)before taxes                 $123       $(106)       $229     --
Income taxes                            ($211)      ($111)      ($100)     (90.1)%

Minority interest                        ($96)      ($136)        $40       29.4%
Net income (loss)                       $(184)      ($353)      $(169)     (47.8)%


Consolidated revenues for the six month period ended June 30, 1997 increased 4.7% to $19.261 million from $18.403 million in the comparable six month period ended June 30, 1996; however, without giving effect to fluctuations in the exchange rate between the Dollar and the Lit between the same periods in 1996 and 1997, consolidated revenues increased 14.0% from Lit 28.556 billion on the six month period ended June 30, 1996 to Lit 32.544 billion on the six month period ended June 30, 1997. Backlog for the period increased 87.9% from $4.993 million on June 30, 1996 to $9.384 million on June 30, 1997. Without giving effect to fluctuations in the exchange rate, backlog increased 103.3% from Lit 7.748 billion on June 30, 1996 to Lit 15.906 billion on June 30, 1997.

For the six month period ended June 30, 1997, Prima Electronics accounted for 20.8%, or $4.006 million, of consolidated revenues, down from 21.0%, or $3.760 million, during the comparable six month period ended June 30, 1996. However, without giving effect to the fluctuation in exchange rates, revenues of Prima Electronics increased 12.7% from Lit 5.994 billion to Lit 6.753 billion. This increase in Prima Electronics' revenues is attributable to continued strong sales to Atlas Copco, a manufacturer of industrial compressors and generators whose controls are supplied by the Company under a long term contract with Prima Electronics, and sales to the Company (without giving effect to intercompany eliminations for consolidation of financial statements).

As a percentage of net revenues, the Company's 2-D and 3-D Products accounted for 24.3% and 38.0%, respectively, of the Company's consolidated revenues for the period ended June 30, 1997, and 14.2% and 48.1%, respectively, for the comparable prior period ended June 30, 1996. In period-to-period comparisons, revenues derived from 2-D Products increased 95.5% from Lit 4.046 billion during the period ended June 30, 1996 to Lit 7.911 billion during the comparable prior period ended June 30, 1997, and the 3-D Products declined 9.9% from Lit 13.743 billion to Lit 12.377 billion during the respective periods. Giving effect to the increase in exchange rates from 1551.7 on June 30, 1996 to 1689.61 on June 30, 1997, 2-D Product sales increased only 75.0% from the six month period ended June 30, 1996 to the six month period ended June 30, 1997, and 3-D Products decreased 17.3% between the respective periods. The strong increase in the sales of the Company's 2-D equipment occurred as a result of demand for the Company's redesigned Platino line of 2-D Products, producing an increase in unit sales from 7 during the period ended June 30, 1996 to 13 during the period ended June 30, 1997. Revenues from the sale of the Company's 3-D Products declined as a result of discounting to value added resellers in Europe; different product mix between the Company's Optimo and lower priced Rapido Products; and relative strengthening of the Lit against other European currencies (particularly the DM); however, unit sales remained identical at 13 in each period. Order backlog for the six month period ended June 30, 1997 consisted of 8 3-D units and 12 2-D units, which represented an increase of 5 3-D units and 8 2-D units from the comparable six month period ended June 30, 1996.

Cost of goods sold as a percentage of consolidated revenues decreased from 79.4% during the six month period ended June 30, 1996 to 77.7% during the six month period ended June 30, 1997. The period-to-period comparison increased 2.5% to $14.966 million for the six month period ended June 30, 1997 from $14.608 million for the six month period ended June 30, 1996. Without giving effect to the fluctuations in exchange rates between the Dollar and Lit, cost of goods sold increased 14.3% to Lit 25.119 billion in the six month period ended June 30, 1997 from Lit 21.977 billion in the six month period ended June 30, 1996. This increase was primarily attributable to the increase in consolidated revenues and the change in product mix; however, this increase was offset during the year as a result of the divestiture of Sapri S.p.A., which did not occur until mid year.

As a percentage of consolidated revenues, research and development remained substantially unchanged between the six month periods ended June 30, 1996 and 1997 at 3.5% and 3.3%, respectively. However, without giving effect to exchange rate differences between the periods, R&D expenses increased 7.3% from the six period ended June 30, 1996 to the same period ended June 30, 1997. This increase resulted from the Company's ongoing R&D projects aimed at enhancing the technical capability of the Company's 2-D and 3-D Products.

Selling, general and administrative expenses ("SG&A") remained constant between the six month periods ended June 30, 1996 and 1997. As a percentage of consolidated revenues, SG&A remained substantially identical at 15.6% during the six month period ended June 30, 1997 and 15.3% for the six month period ended June 30, 1996. However, without giving effect to differences in the exchange rates, SG&A expenses increased 9.1% from Lit 3.977 billion during the six month period ended June 30, 1996 to Lit 4.339 billion during the six month period ended June 30, 1997. This relative change expressed in Lit occurred primarily as a result of increased sales efforts.

As a result of the above factors, operating income for the six month period ended June 30, 1997 increased 96.4% to $.658 million from $.335 million in the comparable six month period ended June 30, 1996. Without giving effect to the fluctuations in the exchange rate between the Dollar and Lit during the periods, operating income increased 126.7% from Lit .52 billion for the six month period ended June 30, 1996 to Lit 1.179 billion for the six month period ended June 30, 1997. Income before income taxes improved from a deficit of $.106 million for the six month period ended June 30, 1996 to $.123 million. This result occurred despite a 21.3% increase in net interest expenses to $.535 million during the six month period ended June 30, 1997 from $.441 during the comparable six month period ended June 30, 1996.

Income taxes for the six month period ended June 30, 1997 increased 90.1% from $.111 million during the six month period ended June 30, 1996 to $.211 million. This increase in income taxes occurred primarily as a result of taxes accrued on profits from the operations of Prima Electronics, which is subject to significantly higher taxation rates than Prima Industrie. As a result of loss carry-forwards available at Prima Industrie, its effective tax rate was reduced to 19% instead of the normal Italian corporate tax rate of 53%, which applies to the earnings of Prima Electronics. This preferential tax rate will remain in effect through 1999. Allocation of profits for the minority interest in the Prima Electronics subsidiary decreased 29.4% to $.096 million during the six month period ended June 30, 1997 from $.136 million during the comparable six month period ended June 30, 1996.

The Company's net loss improved 47.8% from $.353 million during the six month period ended June 30, 1996 to $.184 million during the six month period ended June 30, 1997. The 1997 net loss was largely attributable to a loss of $.344 million in the operations of the Company's U.S. subsidiary, as compared to a net loss of $.193 million on June 30, 1996. The Company expects this net loss from its U.S. subsidiary to be partially recovered as a result of expected profits from the three month period ended September 30, 1997, and result in net income for the year ended December 31, 1997.

Fiscal Year Ended December 31, 1996, Compared to Fiscal Year Ended December 31, 1995

                                    TABLE 2
                                 (In Thousands)

                                                                    Change
                                      12/31/96   12/31/95       Amount     Percent

TOTAL REVENUES                         $43,525     $39,412      $4,113        10.4%
Cost of Sales                          $34,357     $32,565      $1,792         5.5%
Research and Development                $1,329        $670        $659        98.3%
Selling, General and Administrative     $6,023      $6,720       $(697)      (10.4)%
Total costs                            $41,709     $39,955      $1,754         4.4%
Operating Income                        $1,816       ($543)     $2,359       434.4%
Interest and other income               $1,877        $776      $1,101       141.9%
Interest and other expense             ($1,375)    ($2,460)     $1,085       (44.1)%
Other costs and expenses                 $(391)       $391
                                          $111     ($1,684)     $1,795       106.6%
Income before taxes                     $1,927     ($2,227)     $4,154       186.5%
Income taxes                             ($189)       ($43)      ($146)     (339.5)%
Minority interest                        ($213)      ($130)       ($83)      (63.8)%
Net income (loss)                       $1,525     ($2,400)     $3,924       163.5%


Consolidated revenues for the fiscal year ended December 31, 1996 increased 10.4% to $43.525 million from $39.412 million in the year ended December 31, 1995. This increase was attributable to a decline in the Dollar relative to the Lit from approximately 1640 Lit during 1995 to approximately 1540 Lit during 1996. Year-to- year consolidated revenues increased only 3.8% expressed in Lit, or Lit 67.032 billion for 1996 from Lit 64.582 billion for 1995. The Company's relatively flat sales between the yearly periods resulted from offsetting trends in the increasing sales of the Products and the divestiture of other Company products.

For the year ended December 31, 1996, Prima Electronics accounted for approximately 17.5% of the consolidated revenues, up from 12.5% during the comparable prior year ended December 31, 1995. The increase in Prima Electronics' revenues and percentage of consolidated revenues was primarily the result of a 78.7% increase in the sales of regulators for industrial compressors and generators manufactured by Atlas Copco from $3.092 million during the year ended December 31, 1995 to $5.526 million during the year ended December 31, 1996. Additionally, and without giving effect to intercompany eliminations in the consolidated financials statements, Prima Electronics' sales to the Company increased 56.3% from $.861 million during the year ended December 31, 1995 to $1.346 million during the year ended December 31, 1996. The increase in sales from Prima Electronics to the Company was the result of the Company's increasing sales of the Products.

As a percentage of revenues, the Company's 2-D and 3-D Products accounted for 21.3% and 39.3%, respectively, of the Company's consolidated revenues for the year ended December 31, 1996, and 17.5% and 33.2%, respectively, for the comparable prior year ended December 31, 1995. In year-to-year comparisons, revenues derived from 2-D and 3-D Products increased 26.2% and 22.8%, respectively, from the fiscal year ended December 31, 1995 to the year ended December 31, 1996. Expressed in unit revenues, 2-D Products increased 33.3% from 18 units during the year ended December 31, 1995 to 24 units for the year ended December 31, 1996; and 3-D Products increased 36.8% from 19 units to 26 units, respectively. These increases in sales of the Company's 2-D and 3-D Products resulted from: (i) the improvement in the worldwide economy, and (ii) exclusive R&D, sales and marketing focus on the Company's 2-D and 3-D Products. See Table 3 below for a graphic presentation of the growth in revenues for the Prima Electronics and 2-D/3-D Products compared to the discontinued Products. Please note that the Y Axis is represented in billion Lit.

                                    TABLE 3

Table 3 is a bar chart showing the revenues in Lit during the period from 1992 to 1996, identifying revenues derived from discontinued products, laser products and Prima Electronics.




















Cost of goods sold as a percentage of consolidated revenues improved to 78.9% for the year ended December 31, 1996 from 82.6% in the comparable prior year ended December 31, 1995. This improvement was the result of economies of scale in the purchase of raw materials occurring because of increased sales in the Company's Products. The year-to-year comparison resulted in a 5.5% increase from $32.565 million for December 31, 1995 to $34.357 million for December 31, 1996; however, this increase was attributable to the decline in value of the Dollar to the Lit as explained above.

Research and development expense doubled from the year ended December 31, 1995 to the year ended December 31, 1996 from $.670 million to $1.329 million, respectively. As a percentage of consolidated revenues, R&D increased from 1.7% to 3.1% for the same periods. This increase in R&D expense was attributable to the completion of the Company's Platino 2-D equipment and "Primach" numeric controller developed by Prima Electronics.

Selling, general and administrative expenses decreased from $6.72 million during the year ended December 31, 1995 to $6.023 million for the year ended December 31, 1996, representing a 10.4% decline. SG&A decreased to 13.8% as a percentage of consolidated revenues for the year ended December 31, 1996 from 17.1% for the comparable prior year. This decline occurred as a result of: (i) favorable exchange rates, (ii) decrease in Company employees from 204 in 1995 to 193 in 1996, (iii) transfer of employees from overhead activities to manufacturing operations, and (iv) divestiture of underperforming product lines and associated overheads.

As a result of the above factors, operating income for the year ended December 31, 1996 increased to $1.816 million from a loss of $.543 million in the prior year. Income before income taxes improved from a loss of $2.227 million for the year ended December 31, 1995 to $1.927 million in the year ended December 31, 1996. This was attributable to: (i) the Company's increase in operating income,
(ii) interest income and other income increased 141.3% from $.776 million in 1995 to $1.877 million in 1996, and (iii) interest expenses decreased 44.1% for the same periods, in effect producing other income net of interest expense 106.6% higher for 1996. These effects on net other income and expense were produced by: (i) a gain of approximately $1 million recognized on the sale of Sapri S.p.A., (ii) increased turnover of the Company's accounts receivables,
(iii) larger down payments with orders, (iv) lower bank interest rates during the period, and (v) the addition of new capital from the year ended December 31, 1995.

Income taxes for the year ended December 31, 1996 increased 339.5% to $.189 million from $.043 million in the year ended December 31, 1995. This increase was due solely to the increase in Company profitability in its 1996 fiscal year, producing income before income taxes and minority interest of $1.927 million for the year ended December 31, 1996, as compared to a loss of $2.227 million for the year ended December 31, 1995. Without giving effect to exchange rate differences, the Company's income before income taxes and minority interest increased from a loss of Lit 1.359 billion for the year ended December 31, 1995 to an income of Lit 2.967 billion on the year ended December 31, 1996. Net income was reduced by the 40% minority interest in the Company's Prima Electronics subsidiary to produce a consolidated net income of $1.525 million for the year ended December 31, 1996, compared with a deficit of $2.4 million for the year ended December 31, 1995, although the minority interest increased 63.8% to $.213 million for 1996 from $.13 million for 1995. The minority interest increased as a result of the increased profitability of Prima Electronics' operations.

Fiscal Year Ended December 31, 1995, Compared to Fiscal Year Ended December 31, 1994

                                    TABLE 4
                                 (In Thousands)

                                                                    Change
                                      12/31/95    12/31/94     Amount      Percent

TOTAL REVENUES                         $39,412     $29,670      $9,742         32.8%
Cost of Sales                          $32,565     $27,373      $5,192         18.9%
Research and Development                  $670        $656         $14          2.1%
Selling, general and administrative     $6,720      $5,604      $1,116         19.9%
Total costs                            $39,955     $33,633      $6,322         18.8%
Operating Income (loss)                  ($543)    ($3,963)     $3,420         86.3%
Interest and other income                 $776        $508        $268         52.8%
Interest and other expense             ($2,460)    ($1,978)      ($482)       (24.4)%
Other costs                                            $(2)         $2
                                       ($1,684)    ($1,472)      ($212)       (14.4%)%
Income (loss) before taxes             ($2,227)    ($5,435)     $3,208         59.0%
Income taxes                              ($43)        ($4)       ($39)       975.0%
Minority interest                        ($130)       $169       ($299)         --
Net income (loss)                      ($2,400)    ($5,270)     $2,870         54.5%


Consolidated revenues for the year ended December 31, 1995 increased 32.8% to $39.412 million from $29.670 million in the year ended December 31, 1994. The impact of differences in exchange rates on the increase in year-to-year consolidated revenues were not significant, although the increase in net revenue from Lit 44.679 billion in 1994 to Lit 64.582 billion in 1995 represented a 44.5% increase.

For the year ended December 31, 1995, the Company's Prima Electronics subsidiary accounted for approximately 12.5% of the consolidated revenues, an increase of 65.3% from the comparable prior year ended December 31, 1994. This increase in Prima

Electronics' revenues and percentage of consolidated revenues was primarily the result of a 119.4% increase in the sales of regulators for industrial compressors and generators manufactured by Atlas Copco, from $1.409 million during the year ended December 31, 1995 to $3.092 million during the year ended December 31, 1996. Additionally, Prima Electronics sales to the Company increased 32.3% from $.651 million during the year ended December 31, 1994 to $.861 million during the year ended December 31, 1995.

As a percentage of revenues, the Company's 2-D and 3-D Products accounted for approximately 17.5% and 33.2%, respectively, of consolidated revenues for the year ended December 31, 1995, as compared to 19.1% and 29.3% in the prior year. The lower 3-D percentages in 1994 were attributable to revenues from other product lines that were subsequently divested in 1995 to unrelated third parties. In year-to-year comparisons, revenues derived from 2-D and 3-D Products increased 32.6% and 63.8%, respectively, during the fiscal year ended December 31, 1994 to the year ended December 31, 1995. However, expressed in unit revenues, 2-D Products only increased 5.9% from 17 units during the year ended December 31, 1994 to 18 units during the year ended December 31, 1995; and 3-D Products increased 26.7% from 15 units to 19 units, respectively. This increase occurred primarily by giving effect to pricing increases in the 2-D and 3-D Products, since exchange rates between the $ and Lit increased from 1595.9 for the year ended December 31, 1994 to 1638.6 for the year ended December 31, 1995.

Cost of goods sold as a percentage of consolidated revenues improved to 82.6% for the year ended December 31, 1995 from 92.2% in the prior year ended December 31, 1994. This significant decline in cost of goods sold is attributable to (i) the economies of scale achieved as a result of higher net revenues and the amortization of the Company's fixed costs against those higher sales, (ii) increased volume discounts available in the purchase of raw materials, also as a result of the higher net revenues, (iii) significant discounting of sales prices for Products in 1994 as a result of the economic recession in Europe in 1994 and the intense competitive pressures that resulted, and (iv) significant strengthening of the Lit against the DM. The year-to-year comparison resulted in an 18.9% increase from $27.373 million for 1994 to $32.565 million for 1995, attributable solely to the increase in consolidated revenues.

Research and development remained relatively constant comparing the year ended December 31, 1994 with the year ended December 31, 1995 at $.656 million and $.67 million, respectively. As a percentage of consolidated revenues R&D decreased to 1.7% from 2.2%, respectively, for the same periods. R&D expenses remained relatively low during the periods as a result of the European recession and as part of the Company's program of maintaining rigid cost control policies.

Selling, general and administrative expenses as a percentage of consolidated revenues improved from 18.9% for the year ended December 31, 1994 to 17.1% for the comparable year ended December

31, 1995. This reduction is attributable to the increase in consolidated revenues for the comparable 1994 and 1995 years ended on December 31. On a year-to-year comparison for the year ended December 31, 1995, SG&A increased 19.9% to $6.720 million from $5.604 million in the prior year ended December 31, 1994. This increase in SG&A expenses was attributable to: (i) increases in bad debt expenses and other expenses related to the divestiture of other Company products, (ii) reorganization costs associated with the divestiture of these other Company products, and (iii) provisions for losses occurring in subsidiary operations. Comparing year-to-year increases without the effect of currency translation from Lit to Dollars this increase represents a 23.1% increase from the year ended December 31, 1994 to year ended December 31, 1995.

As a result of the above factors, the Company's operating deficit decreased from $3.963 million in the year ended December 31, 1994 to a deficit of $.543 million in the year ended December 31, 1995. Interest expense and other income on a net basis increased 14.4% from an expense of $1.472 million in 1994 to an expense of $1.684 million for 1995. In addition to the factors mentioned above, this decline was attributable to increased usage of the Company's WCF as a result of a 32.8% increase in consolidated revenues. See "-- Liquidity and Capital Resources." The recapitalization and infusion of cash into the Company in mid 1995 occurred too late in the business cycle to offset this increased usage of the WCF.

Income taxes increased from $.004 million in 1994 to $.043 million in 1995. This increase in income taxes was solely the result of the Company's improved profitability, although the Company continued to be the beneficiary of preferential tax assessments under Italian tax law as a result of loss carry-forwards available at Prima Industrie. The Company expects to enjoy these preferential tax treatments through fiscal year 1999. Net loss decreased from $5.27 million during the year ended December 31, 1994 to a loss of $2.4 million during the year ended December 31, 1995.

LIQUIDITY AND CAPITAL RESOURCES

The Company funds its working capital requirements through a combination of cash flow from operations and loans from banks. As of June 30, 1997, the Company had net working capital of $5.115 million, as compared to $6.510 million on December 31, 1996. This represents a 21.4% decrease in working capital attributable to a 56.6% decrease in cash from $.585 million on December 31, 1996 to $.254 million on June 30, 1997. The increase in inventory from $7.949 million on December 31, 1996 to $10.695 million on June 30, 1997 was totally offset by the decrease in accounts receivable from $21.244 million on December 31, 1996 to $18.284 million on June 30, 1997. The increase in inventory was the result of larger work-in-process inventories at various stages of completion awaiting final acceptance from customers prior to shipment during the subsequent quarterly period ended September 30, 1997. Accounts receivable declined as a result of cash collections from customers. Current liabilities remained relatively constant between the periods.

Long term liabilities (which includes the balance in the Minority Interest account) decreased from $4.151 million on December 31, 1996 to $3.108 million on June 30, 1997, which was attributable to the retirement of certain long term debt collateralized by Company assets. The Company's total net equity decreased 13.6% to $4.261 million on June 30, 1997 from $4.934 million on December 31, 1996. This decrease was primarily a result of an decrease in currency translation adjustments of $.486 during the period, which occurred as a result of the continued strength of the Dollar in relation to the Lit, which increased from 1540.1 on December 31, 1996 to 1694.9 on June 30, 1997.

As of June 30, 1997, the Company had WCF's with 12 different Italian banks totaling Lit 20.55 billion, collateralized by the Company's accounts receivable and sales contracts. As of December 31, 1996 the Company had drawn down Lit
12.621 billion, and, as of June 30, 1997, the Company had drawn down Lit 15.144 billion, remaining relatively stable during the six month period. Wide fluctuations in the usage of the WCF is normal throughout the year because the Company's revenues are highly seasonal. The first and third quarters of each fiscal year are traditionally depressed as a result of extended European holidays during Christmas and New Year's and the month-long summer holiday.

Currency fluctuations are expected to remain volatile and unstable during the forthcoming periods because of the continued strength of the U.S. economy and the desirability of the Dollar as an international currency. Until the EMU has reached more significant levels of consensus among its membership, European currencies may continue to experience wide fluctuations against the Dollar, as well as against intra-European currencies, as individual European nations attempt reconciliations of their domestic economies to EMU requirements. Historically, the Lit experiences greater fluctuations against the Dollar than against its European counterparts. For so long as the Lit remains volatile against the Dollar and other important trading currencies, the Company will attempt to minimize exposure to exchange rate fluctuations by purchasing non-Italian goods and services in currencies with more favorable exchange rates (e.g., the DM) and to use forward currency purchases to stabilize currency translation volatility.

During the forthcoming periods, the Company expects increasing revenues from non-European sources, particularly the Far East, South America and North America, where pricing can be established under Dollar denominations. This practice will lead to more stable presentations of the Company's financial position in Dollars and less impact from currency translations.

                             HISTORY OF THE COMPANY

The Company was incorporated in Delaware on July 29, 1997. As of the date of this Prospectus, the Company has acquired 99.98% of the outstanding shares of Prima Industrie. The Company has acquired, through the holdings of Prima Industrie, approximately 60% of the outstanding shares of Prima Electronics. Through the use of proceeds of this Offering, the Company will acquire intellectual, patent and other technology rights relating to the Products, including modifications, enhancements and successive generations.

PRIMA INDUSTRIE

The predecessor of Prima Industrie was Prima Progetti S.p.A., an engineering company formed in 1977. Prima Industrie was formed in 1980 and merged with Prima Progetti in October of 1985. The business evolved from assisting in engineering and design of its customers' products to manufacturing its own or customer-designed products. In 1979, Prima Industrie introduced its first 3-D Product for plastic cutting and, in 1982, its first 3-D Product for metal cutting.

In 1985, Amada Co. Ltd. ("Amada"), a large Japanese holding company, invested approximately Lit 8.561 billion in the share capital of Prima Industrie, becoming its largest shareholder and subsequently arranged for term loan financing for Prima Industrie. Prima Industrie began the development of new products for Amada, including a robotic sheet-metal bending machine.

In 1992, Prima Industrie acquired the assets of Laser Work AG, a
Switzerland-based manufacturer of 2-D laser cutting machines. Prima Industrie transferred the manufacturing assets of Laser Work AG from Zurich, Switzerland to Turin, Italy.

In 1993, Prima Industrie transferred to Amada a division dedicated to the development of products for third parties. This division had worked almost exclusively for Amada. In that year, Prima Industrie experienced a weak demand for its products, and Europe was still in an economic recession. Prima Industrie organized a sales subsidiary in the United States in order to better penetrate the American markets.

In 1994, the relationship with Amada ended, and Prima Industrie determined to concentrate its efforts in a single business sector - precision laser cutting and welding systems. This determination was based upon its competitive position, the research and development efforts that had produced a complete range of products in this business sector and the potential for growth in this business sector. The discontinuance of business with Amada and losses in its other lines of business, Prima Electronics and Sapri S.p.A., led to a $5.27 million loss in 1994, despite a 50% increase in the sale of the Products. The investment of Prima Industrie in Sapri S.p.A. was written off, as the losses suffered by Sapri were greater than its net capital. Sapri was engaged in the manufacture and sale of arc welding cells and robots, which business was adversely affected by intense competition, industry consolidation, low margins and economic conditions. The loss experienced by Prima Electronics was primarily due to the discontinuance of its work for Amada and a change in products being produced by Prima Electronics.

In 1995, Prima Industrie reached agreement to sell its interest in Sapri to Asea Brown Boveri. The loss experienced in 1994 and the termination of the relationship with Amada resulted in a recapitalization of Prima Industrie in 1995. Amada forgave a Lit 3 Billion loan to Prima Industrie and its participation in the share capital of Prima Electronics, which 40% interest was then sold to the management of Prima Electronics in exchange for certain property and technology rights. As a condition to cancellation of its loan to Prima Industrie and the renunciation of its share capital, Amada required that the equity in Prima Industrie be reduced to zero or less. It was, therefore, necessary under Italian law for Prima Industrie to attract new equity investments. In March 1995, an agreement was reached among Itainvest S.p.A., formerly known as GEPI - Industrial Participations and Management Company S.p.A., a government-owned merchant bank ("Itainvest"), Gian Mario Rossignolo, Gianfranco Carbonato, Hans Werthen, Cambria Ltd. and Prima Industrie to increase the share capital of Prima Industrie to approximately Lit 10.9 billion. (See "Management" for further information on this entity and these individuals.) The parties to this agreement agreed to subscribe for a capital investment of Lit
10.9 billion, of which Itainvest was to invest Lit 5.0 billion. There were certain remaining shareholders holding approximately Lit .228 billion in equity capital.

Itainvest has an agreement with the other subscribing shareholders that permits those shareholders to require Itainvest to sell its shares in Prima Industrie to those shareholders between January 1, 1996 and June 30, 1998 at a price of Lit
6.0 billion. In addition, Itainvest has a right to put its shares in Prima Industrie to the other subscribing shareholders not later than June 30, 1999 at the balance sheet value of the shares on December 31, 1998. Rosfin

S.p.A., an affiliate of Messrs. Gian Mario Rossignolo and Hans Werthen, has guaranteed the obligation of the subscribing shareholders to purchase their shares. However, if no purchase occurs, Itainvest has the right to assign the shares held by Itainvest to a first class merchant bank, approved by all parties, for the purpose of the sale of those shares.

In 1996, the sale of Sapri S.p.A. to Asea Brown Boveri was completed. Prima Industrie also introduced a new 2-D precision cutting and welding system, the Platino. In July 1997, Prima Industrie received ISO 9001 certification. Also in July 1997, Prima Industrie licensed certain of its 2-D Product technology to Strippit, Inc. for the manufacture and sale of those Products in North America. See "Business -- Licensing."

PRIMA ELECTRONICS

Prima Electronics was organized in 1978 as a controlled company of Prima Progetti, manufacturing industrial process controls. In 1990, Prima Electronics entered into an agreement with Atlas Copco to supply regulators and drives pursuant to Atlas Copco's specifications. The agreement provides for pricing and quantity requirements, which are adjusted periodically. The agreement was extended in 1996 through December 31, 2001. In 1994, Prima Industrie's Products were equipped with new numeric controls, under the trade name "PRIMACH," which were developed by Prima Electronics.

                                    BUSINESS

GENERAL

The Company is one of the leading international providers of software-controlled, robotic, precision laser cutting and welding systems. The Company designs, manufactures and sells 2-D Products, that cut and weld shapes on a flat surface, and 3-D Products, that trim, punch, slot and weld shaped or profiled materials. The Company's Products are used in automotive prototype development and the manufacture of consumer durable goods. The Company's customers include major European and North American automotive manufacturers, including BMW, Fiat, Ford, Chrysler, Mercedes-Benz, Nissan, Peugeot, Renault and Volvo. They are also used by Tier One suppliers for the manufacture of automotive components that are incorporated into the vehicles sold by these manufacturers. The Company is ISO 9001 certified.

The Company believes that it has a leading position in the market for the manufacture and sale of 3-D precision laser cutting and welding systems. The Company's advantages are based on proprietary processes and technologies for automated robotic systems that integrate traditional machine tool equipment with laser, laser optics and computer technology. These robotic systems utilize electronic process control systems that interface with CAE/CAD/CAM software to convert engineering designs into instructions for machinery operations.

The Company, through Prima Electronics, its majority-owned subsidiary, designs and manufactures state-of-the-art software and hardware-based industrial process controls for the Company's equipment and for other industrial equipment manufacturers. Industrial process controls function as the "brains" of the machinery, directing all aspects of its operations. Prima Electronics' primary outside customer is Atlas Copco, one of the world's leading suppliers of power generation and pneumatic equipment.

The Company sells its Products to manufacturers of consumer durable goods such as automobiles, trucks, appliances, farm implements and aircraft for use in producing components that are incorporated into such manufacturer's finished products. The Company believes that manufacturers in other industries tend to follow the lead of the automotive industry in choosing manufacturing methods. Accordingly, the Company has traditionally focused, and will continue to focus, its marketing efforts on the automotive industry.

MARKET

The Company's primary market is the automotive industry. Currently there are 40 automotive manufacturers throughout the world, of which 20 are widely recognized. Of the 20 primary automotive suppliers, 8 control approximately 50% of the worldwide market. Industry sources project that, by 2015, an additional 160 assembly plants will be constructed outside Europe, the United States, and Japan. This represents an increase of 80% over the current 200 assembly facilities worldwide. Moreover, these sources further indicate that, by the year 2015, vehicle consumption in Europe, the United States and Japan, which currently account for half of the world sales of automobiles, will slip to approximately 34% of worldwide consumption. As a result, all major automotive manufacturers will accelerate the construction of assembly operations outside of these territories. These new plants will be equipped with advanced factory automation systems, potentially including those provided by the Company, in place of traditional manufacturing and assembly technologies. Therefore, the Company expects vigorous demand for its Products in developing markets, as well as accelerating demand within Europe and the United States as older assembly operations are retrofitted, relocated or replaced.

The Company expects that decision making for the purchase of capital equipment for use in worldwide assembly operations will remain highly centralized. Furthermore, the primary automotive manufacturers have reduced their Tier One suppliers to approximately 1,000 vendors each, down from approximately 25,000 each ten years ago. Therefore, it is expected that the Company's sales and marketing efforts will be focused on a limited number of manufacturers' headquarter operations and Tier One suppliers, resulting in a more efficient sales and marketing organization.

THE AUTOMOTIVE FABRICATION PROCESS

Automotive components have traditionally been produced through an assembly line process utilizing tool and die equipment. Under the traditional method, raw material is stamped or pressed into the basic shape through the use of a die that is constructed to form the appropriate shape in the material. After the basic shape has been formed, additional dies, along with various mechanical machine tools, are used to stamp, cut, slot, punch and trim the appropriate details into the component.

Although the purchase of a die for component production represents a large capital expenditure, the duration of its use is limited because it must be constructed to stamp particular shapes or details. When the style of a component changes, a new die must be constructed to reflect the new shape and details of the component. In response to this problem, manufacturers have begun to use laser cutting systems, such as those produced by the Company, to replace the mechanical tool and die technology traditionally used to punch, cut, slot and trim appropriate details into automotive components after the stamping or pressing of the initial shape. Because laser cutting systems may be reprogrammed to cut different patterns, there is no need to purchase a new die each time the style of a component changes. Thus, a manufacturer is not forced to undertake large capital expenditures each time it wishes to make changes to the details of a component.

While the ability to generate different patterns and shapes makes laser cutting technology more cost-effective than traditional tool and die technology, its use has been limited primarily to prototype development and limited production runs, due to the inability of laser cutting systems to cut components at the same speed as a mechanical die. In addition, the available laser cutting systems products have not been designed to be installed within an assembly line for full production runs.

Prototype Development. The initial stage of manufacturing a component involves the development of a prototype for testing and marketing purposes. During this process, the automotive manufacturer and Tier One supplier may produce several different versions of the prototype in succession, each version containing refinements suggested by tests run on the earlier versions. It is cost-prohibitive to use dies in producing these prototypes because a new die would have to be constructed for each successive version of the prototype. Thus, the prototype development process traditionally has involved metal-working by hand or with small machine tools. The advent of laser technology, however, has greatly increased the precision and efficiency with which prototypes can be manufactured. The use of the laser avoids the natural imperfections that result from metal working by hand or by conventional tool and die technology. Moreover, because the laser can interface directly with CAE/CAD/CAM, there is no danger of translation errors that may occur when the CAE/CAD/CAM design is converted into cutting instructions. In addition, because the laser's cutting instructions are stored in its computer operating system, it can be used to create duplicates of the prototype without significantly increasing costs.

Production. Following the manufacturer's approval of the prototype, full scale production of the component begins. Traditionally, this process commences with the casting of one die to stamp the basic shape of the component into the sheet metal and additional dies to stamp the necessary details into the basic shape. As discussed above, re-programmable laser cutting and welding systems may be used to perform the precision cutting and finishing functions traditionally performed by dies in a more cost-efficient manner. However, the use of laser cutting systems as a replacement for tool and die technology in the precision cutting and finishing stages of manufacturing has been limited to relatively low volume production runs.

The Company believes that certain trends in the manufacturing industry are causing an increasing emphasis on lower volume production runs and a decreasing emphasis on the speed of precision cutting and finishing. These trends include:
(i) the decentralization of the production of components that make up a finished product among a wider array of factories as a result of manufacturers' increased reliance on the outsourcing of component production; (ii) the shift towards just-in-time production methods and away from the stockpiling of partially finished goods; (iii) the acceleration of the rate of change in a product's internal components from one year's model to the next; and (iv) the use of a larger number of small components in the design of a finished product. The Company believes that this increasing emphasis on lower volume production runs and decreasing emphasis on speed will result in continued increases in the demand for laser cutting and welding systems, such as those produced by the Company, as replacements for tool and die systems in the precision cutting and finishing stages of manufacturing.

The advantages of laser cutting and welding technology over traditional tool and die technology for production operations include the following:

o laser systems produce more precise structural configurations without the imperfections inherent in tool and die applications, resulting in fewer rejects and more efficient assembly operations;

o the automotive industry is producing lighter and more fuel efficient vehicles because of cost considerations and government mandates and, as a result, automotive manufacturers are utilizing formed steel and composite profiles that cannot be processed by conventional tool and die technology; and

o because of the integration of CAE/CAD/CAM technologies within the Company's Products, interruptions in the production process caused by design errors are minimized, resulting in better assembly fits of component parts and enhanced structural integrity of the vehicle.


PRODUCTS

The Company sells both 2-D and 3-D Products. 2-D Products cut and weld shapes on a flat surface, while 3-D Products trim, punch, slot and weld objects on a three-dimensional basis. The Company's Products are based upon high-power carbo n dioxide lasers.

The term "laser" is an acronym for "light amplification by the simulated emission of radiation." A laser converts energy into an intense beam of light comprised of a single or limited number of wavelengths. A laser beam may be strong enough to cut sheet metal or may be sensitive enough to perform eye surgery.

Three-Dimensional Lasers.

The Company produces two 3-D Products -- the Rapido 5 model and the Optimo model. Both models utilize a flying optics system pursuant to which the material to be cut remains stationary while the laser head moves to the appropriate position for cutting. Both models are equipped with a five-axis laser head, which permits profile cutting, i.e., cutting on three-dimensional, rather than flat, materials. Both models have an industrial process control system developed by Prima Electronics, which allows for the machine to either interface with CAE/CAD/CAM software or be controlled by off-line, manual instructions. In addition, both machines can store instructions in memory for future repetitions. The laser head of the Rapido 5 is controlled by a fully retracting arm, while the laser head of the Optimo is controlled by a gantry structure which allows longer strokes than the fully retracting arm of the Rapido. In the gantry structure, the laser head is suspended from a spanning frame that is supported by four corner poles. The Optimo model is designed to process large automobile body parts and to provide cutting and trimming to large areas. The Optimo permits laser cutting and welding to five sides of the piece (i.e., front, back, right, left, and top). The Optimo is the Company's highest priced product because it requires more expensive installation and on-site commissioning. The retracting arm of the Rapido 5 is a cantilever structure that does not support as much weight as the Optimo does. The term "cantilever" refers to the retracting arm which is supported at only one end. The cantilever structure of the Rapido 5 permits laser cutting and welding to four sides of the work piece(i.e., front, right, left, and top).

Two Dimensional Lasers

The Company produces two 2-D Products - the Platino model and the Laserwork Gold model. Both models utilize a flying optics system. Both models have an industrial process control system developed by Prima Electronics, which allows the machine to either interface with CAE/CAD/CAM or be controlled by off-line, manual instructions. In addition, both machines can store instructions in memory for future repetitions. The laser head of the Platino is controlled by a cantilevered arm that extends over the work area. The laser head moves along this arm in accordance with instructions and the arm itself moves over the work area, with the laser head remaining at all times perpendicular to the cutting surface. The laser head of Laserwork Gold is controlled by a gantry structure. The same distinctions between the cantilever and gantry structures as discussed above apply to the Platino and the Laserwork Gold models.

New Product Developments

As described above under "Market," the Company anticipates greater demand for its Products; however, its 3-D Products must undergo certain design changes to meet the requirements of the production environment. The Company will embark on its "Laser On-Line" development program to produce a family of production-oriented 2-D and 3-D Products. The 2-D product family, named "Laser Die," will consist of a "Push Button," self-adaptive machine, where the operator will only have to push a button to engage the entire cutting and welding sequence. The 3-D product family, named "Laser-Gate," will consist of a high speed cutting and welding system of integrated units.

INDUSTRIAL CONTROLS

Prima Electronics manufactures industrial controls. Prima Industrie uses these controls in its Products to instruct the laser head as to the specific tasks to be completed as well as the laser settings.

Prima Electronics also produces regulators and drives for Atlas Copco pursuant to a supply agreement extending through 2001. The specifications and technology for these products were developed by

Prima Electronics, but are owned by Atlas Copco, and Prima Electronics manufactures these products for Atlas Copco's use in its products. This agreement provides for the maintenance of rigorous quality standards.

QUALITY

Prima Industrie has obtained certification as being in compliance with International Organization for Standardization (ISO) 9001. Certain countries or business sectors may not accept products or services from businesses without such certification. Series ISO 9001 provides certification for companies that design, manufacture, install or service products. The certification means that Prima Industrie's production process incorporates quality practices, disciplines and checks and balances on a fully documented basis.

BACKLOG

At June 30, 1997, the Company had orders for Lit 15.906 billion or approximately $9.385 million. This backlog consists of two Optimo, six Rapido, one Laserwork, and eleven Platino Products. This compares to a backlog of Lit 7.748 billion, or approximately $5.031 million, on June 30, 1996, consisting of eight units.

STRATEGY

The Company's goal is to exploit its technological superiority to become the leading international provider of fully integrated robotic systems for the precision cutting and finishing stages of the manufacturing process. The Company also intends to become a recognized supplier of industrial process controls for the machine tool industry. The following discussion summarizes the major aspects of the Company's corporate strategy:

     o Enhance the Company's Products for Use in Higher Volume Production Environments. The Company believes that there is a trend in the manufacturing industry towards lower volume production runs. This trend favors the use of laser cutting and welding systems over tool and die technology for the precision cutting and finishing stages of the manufacturing process as a method of reducing production costs per unit. The Company expects to take advantage of this trend by enhancing its Products for use in a production environment as part of its "Laser-On-Line" development program. Through this program, the Company will modify its Products to make them better able to withstand the rigors of a full production run and will add automated loading and unloading systems to allow the Products to be integrated into an assembly line.

     o Maintain and Expand its Current Market Share in 2-D and 3-D Products Through Aggressive Global Marketing. The Company intends to maintain its current share of the market for both 2-D and 3-D Products through aggressive global marketing and sales promotion. Marketing initiatives will include exhibits at major machine tool exhibitions throughout the world, extensive marketing and promotional efforts to introduce new products and key account promotions.

     o Market Prima Electronics' Industrial Process Controls Through Worldwide Distribution Channels. The Company intends to leverage the experience of Prima Electronics in providing industrial controls to Prima Industrie and Atlas Copco by independently marketing its state-of-the-art industrial process control products through electronic and electrical distribution channels worldwide. While initial marketing efforts will focus on machine tool companies, management believes that its industrial control products, both hardware and software, can be utilized by virtually all flexible manufacturing, automated production and assembly, automated material handling, welding, and process control system suppliers.

     o Develop, as a Discrete Profit Center, Comprehensive Warranty and Service, Training and Support, Preventive Maintenance and Upgrades for the Company's Products. The Company expects these programs to increase its competitive position in both the 2-D and 3-D markets by establishing a corporate reputation for quality and service. Accordingly, the Company intends to expand its direct support infrastructure worldwide and expand its field service and support. The establishment of these activities will entail recruiting and training qualified personnel, identifying qualified independent service organizations and building effective and highly trained organizations that can provide service to customers in various countries in their assigned regions.

     o Expand the licensing of its technology for the manufacture and sale of the Company's 2-D Products outside Europe. The Company will seek more licensing partners for its 2-D equipment. The Company has entered into a license agreement with Strippit for the manufacture and sale of products using the technology for the Platino product. Moreover, the Company has executed a license agreement with a licensee in China for the Company's 2-D Laser Work Product, subject to the approval of the government of the People's Republic of China. In addition, negotiations are underway with another potential 2-D licensee in the Far East. The revenues generated from this licensing program (which are calculated without any related direct costs), royalties, and profit margins on the sale of the proprietary equipment to licensees could significantly improve gross margins on 2-D equipment. Moreover, this program will allow the Company to take advantage of purchasing economies of scale because subassemblies purchased by licensees from the Company's outside suppliers will be included in the calculation of the Company's volume discounts. Finally, the Company expects this program to increase its sales of 3-D Products by requiring licensees to refer customers interested in such products to the Company.

     o Achieve Vertical and Horizontal Integration Through Strategic Acquisitions and Joint Ventures. Following this Offering, the Company will seek to expand its operations through strategic acquisitions throughout the world. In pursuing strategic acquisitions, the Company will attempt to achieve both vertical integration, through the acquisition of subassembly operations that are currently outsourced to third parties, and horizontal integration, through the acquisition of complementary businesses and products. In addition, the Company may enter into joint ventures pursuant to which a local manufacturer will join with the Company to provide products to the automotive industry in the region.

RESEARCH AND DEVELOPMENT

The Company believes it has achieved a technology leadership position in the 3-D Products market by investing heavily in research and development and by developing higher performance products and satisfying the needs of its customers. The Company intends to continue to invest heavily in research and development; however, the Company's development programs do not involve the authorship of any new technology. The Company already utilizes Intel Pentium based hardware and Microsoft Windows and Windows NT based software; accordingly, off-line interfaces are easily specified and developed. Prima Electronics has developed automatic loading and unloading sequences and conveying equipment, and these devices and technology are also readily available from third party suppliers. For the Company, adapting automotive "prototyping" equipment to the production environment involves only the refinement of existing bodies of technology to a different manufacturing environment. In 1994, 1995, and 1996, the Company spent $.656 million, $.670 million, and $1.329 million respectively. The Company received R&D grants of $.042 million in 1994, $.231 million in 1995, and $.199 million in 1996. For the year ending December 31, 1997, the Company expects R&D expense to approximate expenditures in 1996.

COMPETITION

The Company currently has four significant competitors in the market for 3-D laser-cutting and welding systems, including Trumpf of Germany; Mazak and NTC, both located in Japan; and Lumonics, Inc., a U.S. supplier of YAG based laser cutting and welding products. With the exception of Lumonics, all of these companies are larger than the Company and have access to greater financial, technical and other resources than the Company. Although the Company believes that these competitors are not yet supplying technically equivalent laser cutting products, the Company believes that these companies will aggressively seek larger positions in the 3-D market. To remain competitive, the Company believes that it will be required to manufacture and deliver products to customers on a timely basis and without significant defects and that it will also be required to maintain a high level of investment in research and development and in sales and marketing. In addition, the market for 3-D laser cutting and welding equipment is still small and developing, and there can be no assurance that larger competitors with substantially greater financial resources, including manufacturers of 2-D laser products and other manufacturers of industrial lasers will not attempt to enter the market.

Competition in the 2-D laser cutting and welding industry is intense, characterized by large, multi-national corporations with significantly more resources than the Company. The competition has achieved their successes primarily as a result of their participation in the conventional machine tool stamping and cutting products. The Company enjoys no significant technological advantage over the competitors in the 2-D marketplace; however, the Company maintains competitive, state-of-the-art products, and has achieved, maintained and extended its participation in the 2-D market place without the benefit of complementary product lines or sales resources.

LICENSING

The Company has begun licensing the technology for manufacture of 2-D Products in territories outside Europe. The first licensing agreement was reached in July 1997, with Strippit for the manufacture and sale of products using the technology for the Platino Product. The agreement provides for an exclusive sales territory limited to North America with a non-exclusive license for the rest of the world, excluding Asia. The license agreement provides for an up-front royalty payment with additional payments per machine sold, subject to a minimum royalty payment during the period ending on December 31, 1999. Strippit is also required to furnish to the Company information regarding potential purchases of 3-D Products. In addition, the Company has executed a license agreement with a licensee in China for the Company's 2-D Laser Work Product, subject to the approval of the government of the People's Republic of China. The Company is negotiating with potential licensees in the Far East for similar license agreements.

EMPLOYEES

As of August 31, 1997, the Company employed 150 people on a full-time basis, including 20 in sales offices outside Italy. The Company believes that its relations with its employees are good. None of the employees is covered by a collective bargaining agreement. See "Risk Factors --Dependence on Key Personnel."

MANUFACTURING

Prima Industrie's manufacturing activities consist of assembly, integration and testing. These activities are performed in a 72,000 square foot facility in Turin, Italy. In order to focus on its core technology, leverage the expertise of its key suppliers and respond more efficiently to customer demand, the Company has outsourced many of its subassemblies. Most large parts manufacturing is done by the Company.

At present, the production capacity of Prima Industrie is approximately 100 machines per year, and it is operating at 70% of capacity. In the event that sales increases as a result of the Company's strategic initiatives, the Company intends to commence assembly operations in North American and Asia at the appropriate time.

FACILITIES

Prima Industrie's headquarters and manufacturing facilities are housed in a 72,000 square foot building located in Turin, Italy which Prima Industrie leases under a lease expiring in 2002. Prima Electronics' headquarters and manufacturing facilities are housed in a 33,850 square foot building located in Turin, Italy which Prima Electronics leases under a lease expiring in 1998. Upon expiration of the lease in 1998, Prima Electronics will acquire the facility with the final payment under the lease. The Company maintains the U.S. headquarters at 447 S. Sharon Amity Road, Suite 250, Charlotte, North Carolina. Prima Industrie also leases various office spaces in France, The United Kingdom, Spain, and the United States either directly or through wholly owned subsidiaries.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

The executive officers and directors of the Company, who have served in such capacities since the Company was incorporated on July 29, 1997, and their ages as of September 30, 1997, are as follows:




NAME                          AGE     POSITION

Gian Mario Rossignolo         66      Chairman of the Board of Directors

James R. Currier, Sr.         51      President, Chief Executive Officer and Director

Gianfranco Carbonato          52      Executive Vice President,  Chief Operating Officer
and Director

Giovanni Ciamaroni            52      Vice President Sales and Marketing and Director

Michael H. Gilbert            56      Vice President Finance and Administration,Chief
                                      Financial Officer,Secretary and Treasurer

Mario Mauri                   46      Director

Hans Lennart Oscar Werthen    82      Director


The number of members of the Board of Directors is set at eight and there are six directors currently serving. After the closing of this Offering, the Board of Directors intends to elect Mr. W. Edwin McMahan and Mr. Michael A. Almond to fill these vacancies. Mr. McMahan, age 53, and Mr. Almond, age 48, have agreed to accept the election and to serve on the Board, provided that acceptable directors' and officers' liability insurance is in place and appropriate indemnification agreements with the Company are obtained. It is anticipated that Messrs. McMahan and Almond will serve as independent directors of the Company and on the Compensation and Audit Committees of the Board of Directors, but they have not participated in the affairs of the Company or, in any way, in the preparation of this Prospectus.

The executive officers and directors of Prima Industrie and their ages as of September 30, 1997, are as follows:

NAME                          AGE     POSITION

Gianfranco Carbonato           52     Managing Director and Chief
                                      Executive Officer

Gian Mario Rossignolo          66     Chairman of Board of Directors

Mario Mauri                    46     Director

Hans Lennarl Oscar Werthen     82     Vice Chairman of Board of Directors
Alberto Delle Piane            50     Deputy General Manager

The executive officers and directors of Prima Electronics and their ages as of September 30, 1997, are as follows:

NAME                       AGE     POSITION

Domenico Peiretti          47      Managing Director and Chief
                                   Executive Officer

Gianfranco Carbonato       52      Chairman of Board of Directors

Gian Mario Rossignolo, a founder of Prima Industrie, has served as Chairman of Prima Industrie since July 1995. Prior to that he served as its Vice President from July 1, 1985, to February 9, 1995. Mr. Rossignolo serves as a member or chairman of the Board of Directors of seventeen European companies, including Electrolux Zanussi S.p.A., Atlas Copco Italia S.p.A., Perstop S.p.A., Sanitari Pozzi and Consortium, Ericsson S.p.A., SKF Industrie S.p.A., and SKF, Incorporated. SKF Incorporated is traded on the National Market System of the NASDAQ Stock Market, Inc.

James R. Currier, Sr., served as President of Apogee Robotics, Inc. ("Apogee"), from October 1994 to June 1997. Apogee filed in December 1994, a petition under Chapter 11 in the United States Bankruptcy Court for the District of Colorado. On June 17, 1997, the proceeding was converted to a Chapter 7 case. From August 1994 to present, Mr. Currier has also served as Secretary and Treasurer of Currier Properties, Inc., a commercial real estate company. From February 1987 to November 1992, Mr. Currier served as Executive Vice President of NDC Automation, Inc., a publicly held factory automation company.

Gianfranco Carbonato has served as chief executive officer and managing director of Prima Industrie since June 7, 1985. Mr. Carbonato was general manager of Prima Progetti from July 1977 until its merger with Prima Industrie in May 1984. Mr. Carbonato has also served as President of Prima Electronics since April 1995.

Giovanni Ciamaroni has served as managing partner of Rimex GmbH, a technology broker since 1993 and as a business consultant since 1991. Mr. Ciamaroni was a founder and served as chairman of the board of directors and chief executive officer from 1974 to July 1991 of Logosystem S.p.A., a company involved in computer integrated manufacturing.

Michael H. Gilbert is a certified public accountant and from May 1986 to September 1997, was a shareholder and employee of Hitcher, Whitt & Co., P.A., a firm of certified public accountants in Charlotte, North Carolina.

Mario Mauri has served as a director of Prima Industrie since 1995. He has also served as chairman of the board of directors and chief executive officer of Cambria Ltd. since 1990. Cambria Ltd. is a private merchant bank headquarter ed in Milan and London.

Hans Lennart Oscar Werthen has served as vice chairman of the board of directors of Prima Industries since October 1995. Mr. Werthen is retired and serves as honorary chairman of the board of directors of AB Electrolux. Prior to retirement, Mr. Werthen served as chairman of the board of directors of Electrolux from 1991 to 1993.

Domenico Peiretti has served in various management capacities with Prima Electronics since November 1987. In the period from 1986 to 1996, he served as vice-president of Prima Electronics. Since October 1987, he has served as general manager of Prima Electronics. Since April 1995, he has also served as managing director of Prima Electronics.

Alberto Delle Piane has served as deputy general manager and director of sales for Prima Industrie since January 26, 1994. From January 1989 to January 1994, he served as director of the Laser Division of Prima Industrie.

W. Edwin McMahan is a nominee for election as a director after consummation of this Offering. Mr. McMahan has served since 1974 as chief executive officer of Little & Associates Architects, an architectural firm based in Charlotte, North Carolina and as President of McMahan-Carver Properties, Inc., an affiliated real estate development company.

Michael A. Almond is a nominee for election as a director after consummation of this Offering. Mr. Almond is an attorney and has been a member of the law firm of Parker, Poe & Adams and Bernstein, LLP, since March 1, 1984. Mr. Almond has specialized in the practice of international law, representing U.S. businesses overseas and foreign businesses in the U.S.

DIRECTOR COMPENSATION

Members of the Company's Board of Directors who are employed by the Company, Prima Industrie, Prima Electronics or affiliates do not receive compensation for their services as directors. All other directors receive $10,000 per year, plus expenses.

BOARD COMMITTEES

Upon completion of this Offering, the Board will have two standing committees, the Compensation Committee and the Audit Committee. The Compensation Committee will be responsible for reviewing the compensation of executives of the Company and recommending changes to the Board. The Compensation Committee also will administer The PRIMA International Group, Inc. 1997 Stock Incentive Plan. The Compensation Committee will be composed of Messrs. McMahan and Almond.

The Audit Committee will be responsible for meeting periodically with representatives of the Company's independent certified public accountants to review the general scope of audit coverage, including consideration of the Company's accounting practices and procedures and systems of internal controls, and will report to the Board with respect thereto. The Audit Committee also will recommend to the Board the appointment of the Company's independent auditors. The Audit Committee will be composed of Messrs. McMahan and Almond.

EXECUTIVE COMPENSATION

The following table sets forth in summary form information concerning the compensation awarded to, earned by, or paid for services rendered to Prima Industrie or Prima Electronics in all capacities during the year ended December 31, 1996, by (i) the Chief Executive Officer of each entity and (ii) the most highly compensated executive officers of either entity whose salary and bonus for such year exceeded $100,000 (the "Named Executive Officers").

SUMMARY COMPENSATION TABLE


ANNUAL COMPENSATION(1)(2)

NAME AND PRINCIPAL                                                OTHER ANNUAL
     POSITION            YEAR     SALARY($)         BONUS($)     COMPENSATION($)

Gianfranco Carbonato     1996      268,824(3)          --           (4)
CEO Prima Industrie      1995      170,588(3)          --           (4)
                         1994      161,765(3)          --           (4)

Alberto Delle Piane      1996      126,471(3)       17,647 (5)      (4)
                         1995      123,529(3)       17,647 (5)      (4)
                         1994       97,059(3)       17,647 (5)      (4)

Domenico Peiretti        1996      127,647             --           (4)
CEO Prima Electronics    1995       85,882             --           (4)
                         1994       79,412             --           (4)

(1) All compensation paid in this table was denominated in Italian lire, but has been converted to U.S. dollars at the exchange rate of 1700 Lire to the dollar. On October 6, 1997, the exchange rate among banks selling in amounts of $1 million or more as published by the Wall Street Journal was 1722.15 Lira to the dollar.

(2) Prima Industrie and Prima Electronics do not have incentive compensation plans or make any form of payouts or awards under long term compensation plans.

(3) Included in salary are amounts paid to Messrs. Carbonato and Peiretti as managing director or director fees for Prima Industrie and Prima Electronics.

(4) The Chief Executive Officer and each Named Executive Officer receive perquisites and other personal benefits, however, the aggregate amount is less than ten percent (10%) of the total salary and bonus shown in the table.

(5) Mr. Delle Piane receives a discretionary bonus based upon performance as determined by the Managing Director of Prima Industrie, Mr. Carbonato.

EMPLOYMENT AGREEMENTS

The Company has entered into employment agreements with Messrs. Currier, Ciamaroni, Carbonato and Gilbert. The employment agreements with Messrs. Currier, Ciamaroni and Carbonato are subject to ratification by the Compensation Committee prior to taking effect. Each employment agreement has an initial term of three years and contains certain covenants regarding the employee's right to compete with the Company following the termination of his employment (the "Non-Compete Covenants"). Messrs. Currier, Ciamaroni and Carbonato will each receive a base salary of $250,000 per year, while Mr. Gilbert will receive a base salary of $150,000 per year. In addition, Mr. Currier is entitled to receive a payment equal to three times his total compensation for the previous year upon termination of his agreement after a change in control of the Company. Messrs. Currier and Ciamaroni will also receive payments of $250,000 and $150,000, respectively, in January of 1998 for entering into the Non-Compete Covenants. Messrs. Carbonato and Gilbert will not receive any additional compensation for entering into the Non-Compete Covenants. A portion of Mr. Carbonato's salary will be paid by Prima Industrie. Under each of these agreements, non-qualified stock options have been granted as described below.

1997 STOCK INCENTIVE PLAN

The shareholders of the Company have adopted an incentive compensation plan entitled "The PRIMA Group International, Inc. 1997 Stock Incentive Plan" (the "Plan"). The purpose of the Plan is to reward and provide incentives for executive officers, key employees, non-employee directors and consultants by providing them with an opportunity to acquire equity interests in the Company, thereby increasing their personal interest in the success of the Company. The purpose of the Plan is also to retain the services of executive officers and key employees as well as to assist in attracting new executive officers and key employees. The maximum number of shares authorized to be issued under the Plan is 675,000 shares of Common Stock and the maximum number of shares underlying awards that can be granted to an individual employee in a calendar year is 150,000 shares of Common Stock.

As of the date of this prospectus, an aggregate of 350,000 shares of Common Stock had been reserved under the Plan through the exercise of non-qualified stock options. The following table sets forth information regarding the outstanding options under the Plan:

                         Shares of
                       Common Stock
                        Underlying         When           Exercise
Participant              Options(1)    Exercisable(2)     Price (3)

James R. Currier, Sr.     30,000      1st anniversary     120%
                          30,000      2nd anniversary     130%
                          40,000      3rd anniversary     140%

Gianfranco Carbonato      30,000      1st anniversary     120%
                          30,000      2nd anniversary     130%
                          40,000      3rd anniversary     140%

Giovanni Ciamaroni        30,000      1st anniversary     120%
                          30,000      2nd anniversary     130%
                          40,000      3rd anniversary     140%

Michael H. Gilbert        20,000      1st anniversary     105%
                          15,000      2nd anniversary     120%
                          15,000      3rd anniversary     140%


(1) The grants have been made in aggregate totals of 100,000 to Messrs. Currier, Carbonato and Ciamaroni and 50,000 to Mr. Gilbert. The table sets forth the installments as they became exercisable.

(2) The stock options vest and become exercisable on the indicated anniversary dates of this Offering.

(3) The exercise price on date of grant will be the indicated percentage of the Offering Price.

The Plan permits the granting of stock options, including incentive stock options ("ISOs") as defined under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and non-qualified stock options ("NQSOs") which do not qualify as ISOs.

The Plan is administered by the Compensation Committee, which has the sole and complete authority to select the employees (including executive officers), directors and consultants who will receive options under the Plan. The Compensation Committee has the authority to determine the number of stock options to be granted to eligible individuals, whether the options will be ISOs or NQSOs and the terms and conditions of the options (which may vary from grantee to grantee). The Compensation Committee determines the period for which each stock option may be exercisable, but in no event may a stock option be exercisable more than ten years from the date the option becomes vested. The number of shares available under the Plan and the exercise price of the options granted thereunder are subject to adjustment by the Compensation Committee to reflect stock splits, stock dividends, recapitalization, mergers, or other major corporate actions.

The Compensation Committee also has the authority under the Plan to grant Stock Appreciation Rights ("SARs") to participants. SARs confer on the holder a right to receive, upon exercise, the excess of the fair market value of one share on the date of exercise over the grant price of the SAR as specified by the Committee, which price may not be less than 100% of the fair market value of one share on the date of grant of the SAR. The grant price, term, methods of exercise, dates of exercise, methods of settlement and any other terms and conditions of any SAR are determined by the Committee.

The Board of Directors may discontinue, amend, or suspend the Plan in a manner consistent with the Plan's provisions or existing agreements, provided such changes do not violate the federal or state securities laws.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND RELATED MATTERS

The Company's Articles of Incorporation limit the personal liability of directors and officers for monetary damages for breach of their fiduciary duties as directors and officers (other than liabilities arising from acts or omissions which involve intentional misconduct, fraud or knowing violations of law or the payment of distributions in violation of the General Corporation Law of Delaware). The Company's Bylaws provide that the Company shall indemnify directors and officers for all costs reasonably incurred in connection with any action, suit or proceeding in which such director or officer is made a party by virtue of his being an officer or director of the Company, except where such director or officer is finally adjudged to have been derelict in the performance of his duties in such capacity. The Company has entered into indemnification agreements with its officers and directors containing provisions which may require the Company, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. At the present time, there is no pending material litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification would be required or permitted. The Company is not aware of any threatened material litigation or proceeding which may result in a claim for such indemnification.

INDEMNIFICATION AGREEMENTS

The Company has entered into indemnification agreements or employment agreements with each of its directors and executive officers pursuant to which the Company is obligated to indemnify such individuals to the fullest extent permitted by law including certain liabilities and claims arising under the Securities Act.

                           CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information with respect to the beneficial ownership of the common stock as of October 10, 1997, and as adjusted reflect the sale of the Shares offered hereby, by (i) each person who is known by the Company own beneficial more than five percent (5%) of the Company's outstanding stock, (ii) each named executive officer, (iii) each of the Company's directors and (iv) all current directors and executive officers as a group. Except as indicated in the footnotes to this table, the person named in the table has sole voting and investment powers with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

Directors,                     Shares Beneficially          Percentage (3)
Executive Officers               Owned (2)
& 5% Shareholders (1)

Itainvest                         1,212,683               26.9%
Via Del Serafico
Rome, Italy

Cambria, Ltd.(4)                    405,036                9.0%
Via Del Ambrosiana
Milan, Italy

Gian Mario Rossignolo(4)            422,657                9.4%

James R. Currier, Sr.               150,000                3.3%

Gianfranco Carbonato(4)             199,643                4.4%

Giovanni Ciamaroni                  150,000                3.3%

Michael H. Gilbert                        0                  0%

Mario Mauri                         405,036 (3)             9.0%

Hans Werthen(4)                      405,036                9.0%

All directors and
executives officers
as a group (seven persons)          1,732,372               38.5%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment powers with respect to all the shares of common stock shown as beneficially owned by them.

(2) For purposes of this table, the number of outstanding of the Company's Common Stock is 4,500,000.

(3) Cambria Ltd. has sole investment and voting power with respect to the shares of Common Stock owned by Miojusti Investment NV and Mr. Mauri is chief executive officer of Cambria Ltd.

(4) Not included is the right to acquire a portion or all of the 1,212,683 shares of Common Stock held by Itainvest S.p.A. See discussion under "History of the Company -- Prima Industrie."

                          DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of 14,000,000 shares of Common Stock, $.01 par value, and 1,000,000 shares of Preferred Stock, $.01 par value.

The following summary of certain rights and preferences of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Articles of Incorporation, which are included as an exhibit to the Registration Statement of which this Prospectus is a part and by the provisions of applicable law.

COMMON STOCK

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and non-assessable.

At September 30, 1997, 3,000,000 shares of Common Stock were outstanding and held of record by 12 stockholders.

PREFERRED STOCK

Pursuant to the Company's Articles of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participation, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly, with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock. Upon the completion of this Offering, there will be no shares of Preferred Stock outstanding. The Company has no plans to issue any of the Preferred Stock. See "Risk Factors -- Charter and Bylaw Provisions; Availability of Preferred Stock for Issuance."

                          TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for the Common Stock is American Securities Transfer & Trust, Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE

Prior to this Offering, there has been no public market for the Common Stock of the Company and no predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

Upon completion of this Offering, the Company will have 4,500,000 shares of Common Stock outstanding, assuming no exercise of the Over-Allotment

Option. Of these shares, the 1,500,000 shares sold in this Offering will be freely tradable without restriction or registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.

The remaining 3,000,000 shares of outstanding Common Stock are deemed "Restricted Shares" under Rule 144. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act and lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of two years after the date of this Prospectus without the prior written consent of the Underwriters and the Company. Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from Registration under Rules 144, 144(k) or 701 promulgated under the Securities Act.

As a result of contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, those 3,000,000 Restricted Shares will be available for sale in the public market in the Public market without the consent of the Company or Chatfield Dean & Co. upon expiration of their respective two-year holding periods.

In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after this Offering, a person (or persons whose shares are aggregated) who has beneficially owned "restricted" shares for at least one year, including a person who may be deemed an Affiliate, is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding shares of Common Stock of the Company (approximately 118,459 shares after giving effect to this Offering) or the average weekly trading volume of the Common Stock on the National Market System of the NASDAQ Stock Market, Inc. during the four calendar weeks preceding such sale. Sales under Rule 144 of the Securities Act are subject to certain restrictions relating to manner of sale, notice, and the availability of current public information about the Company. A person who is not an Affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least one year, would be entitled to sell such shares immediately following this Offering without regard to the volume limitations, manner of sale provisions, or notice or other requirements of Rule 144 of the Securities Act.

No predictions can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the prevailing market price for the Common Stock. Sales of substantial amounts of Common Stock, or the perception that such sales might occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's future ability to obtain capital through an offering of equity securities.

                                  UNDERWRITING

Under the terms and subject to the conditions contained in an Underwriting Agreement, the Underwriters named below, for whom Chatfield Dean & Co. are serving as Representatives, have severally agreed to purchase, and the Company has agreed to sell to the Underwriters, the respective number of shares of Common Stock set forth opposite their names below:

                                                NUMBER
         NAME                                 OF SHARES

        Chatfield Dean & Co.

                                                 -------
                  Total                        1,500,000
                                                 =======


The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Shares of Common Stock offered hereby (other than the shares covered by the Over-Allotment Option) if any are taken.

The Underwriters initially propose to offer part of the Shares of Common Stock offered hereby directly to the public at the Offering Price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $ ____ per share under the Offering Price. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of $ ____ per share to other Underwriters or to certain other dealers.

The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 225,000 additional shares of Common Stock at the Offering Price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, incurred in the sale of the shares of Common Stock offered hereby.

The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Subject to certain limited exceptions, the Company has agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, or enter into any swap or similar agreement that transfers in whole or in part, the economic risk of ownership of the Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Chatfield Dean & Co.

In connection with this Offering, the Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 225,000 shares of Common Stock, by exercising the Over-Allotment Option. In addition, the Underwriters may impose "penalty bids" whereby they may reclaim from each other (or any dealer participating in the Offering) for their account, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for their account in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

The Company has agreed to sell to the Representative, for a purchase price of $100.00, a warrant to purchase shares of Common Stock at 120% of the Offering Price. The total number of shares of Common Stock that may be purchased on the exercise of the Underwriter Warrant will be equal to 10% of the number of shares sold in this Offering, excluding shares sold as part of the Over-Allotment Option. The Underwriter Warrant will be nonexercisable for a period of 12 months following the date of this Prospectus and will thereafter be exercisable during the next succeeding four-year period. During the term of the Underwriter's Warrant, the Underwriters may transfer a portion or all of the Underwriter Warrant to such Underwriter's officers or partners.

The Company has a financial consulting agreement with the Representative pursuant to which the Representative will provide the Company with services, including advising the Company in connection with possible acquisitions, stockholder relations (including the preparation of the annual report), long-term financial planning, corporate reorganization, expansion and capital structure and other financial assistance. The consulting agreement has a term of one year commencing at the completion of this Offering. The agreement states that the Representative will be paid a consulting fee of $40,000 which will be paid upon the consummation of this Offering.

Prior to this Offering, there has been no public market for the Common Stock. Consequently, the Offering Price will be determined through negotiations among the Company and the Representative. Among the factors considered in such negotiations will be the history of, and prospects for, the Company and the industry in which it competes, an assessment of the Company's management, the Company's past and present operations and financial performance, its past and present earnings and the trend of such earnings, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of the securities markets at the time of this Offering and the market prices of publicly traded common stocks of comparable companies in recent periods.

                                 LEGAL MATTERS

The validity of the Common Stock offered hereby will be passed upon for the Company by Rayburn, Moon & Smith, P.A., Charlotte, North Carolina. Certain legal matters relating to this Offering will be passed upon for the Underwriters by Dorsey & Whitney LLP, Denver, Colorado.

                                    EXPERTS

The consolidated financial statements as of December 31, 1994, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 included in this Prospectus have been audited by Hein + Associates, LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-1, including amendments thereto, under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of any documents are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement, including exhibits and schedules filed therewith, may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

The Company intends to furnish its stockholders annual reports containing consolidated financial statements audited by its independent auditors.

                       THE PRIMA GROUP INTERNATIONAL, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                                   PAGE

THE PRIMA GROUP INTERNATIONAL, INC.

INDEPENDENT AUDITOR'S REPORT.........................................................................................F-2

BALANCE SHEET - August 31, 1997......................................................................................F-3

STATEMENT OF STOCKHOLDERS' EQUITY - For the Period from Inception (July 29, 1997)
         to August 31, 1997..........................................................................................F-4

STATEMENT OF CASH FLOWS - For the Period from Inception (July 29, 1997)
         to August 31, 1997..........................................................................................F-5

NOTES TO FINANCIAL STATEMENTS........................................................................................F-6


PRIMA INDUSTRIE S.P.A.

INDEPENDENT AUDITOR'S REPORT.........................................................................................F-8

CONSOLIDATED BALANCE SHEETS - As of June 30, 1997 (Unaudited), and December 31, 1996 and 1995........................F-9

CONSOLIDATED STATEMENTS OF OPERATIONS - For the Six Months Ended June 30, 1997 and 1996,
         (Unaudited) and for the Years Ended December 31, 1996, 1995, and 1994 .....................................F-10

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY - For the Period from January 1, 1994 to June 30, 1997 (Unaudited)...............................................................................F-11

CONSOLIDATED STATEMENTS OF CASH FLOWS - For the Six Months Ended June 30, 1997 and 1996
         (Unaudited), and for the Years Ended December 31, 1996, 1995, and 1994.....................................F-12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..........................................................................F-14


                          INDEPENDENT AUDITOR'S REPORT


Board of Directors
The PRIMA Group International, Inc.
Charlotte, North Carolina

We have audited the accompanying balance sheet of The PRIMA Group International, Inc. (a development stage enterprise) as of August 31, 1997, and the related statements of stockholders' equity and cash flows for the period from inception July 29, 1997 through August 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The PRIMA Group International, Inc. as of August 31, 1997, and its cash flows for the period from inception July 29, 1997 through August 31, 1997, in conformity with generally accepted accounting principles.


/s/ Hein + Associates LLP
HEIN + ASSOCIATES LLP

Denver, Colorado
October 9, 1997

                       THE PRIMA GROUP INTERNATIONAL, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                  BALANCE SHEET
                                ($ IN THOUSANDS)

                                                                                       AUGUST 31,           PRO FORMA
                                                                                          1997              UNAUDITED
                                                                                                            (Note 4)

                                               ASSETS

CURRENT ASSETS:
     Cash                                                                           $  10

DEFERRED OFFERING COSTS                                                                50

TOTAL ASSETS                                                                        $  60
                                                                                    =====

                                LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES -
     Accounts payable - affiliate                                                   $  60

STOCKHOLDERS' EQUITY:
     Preferred stock, .01 par value, 1,000,000 shares authorized, no
           shares issued                                                            -                    $  -
     Common stock, .01 par value, 14,000,000 shares authorized,
           300,000 shares issued and outstanding, 3,000,000 shares pro
           forma                                                                        3                    30
     Additional paid-in capital                                                     -                    13,775
     Common stock subscriptions receivable                                             (3)                  -
     Foreign currency exchange adjustments                                          -                      (486)
     Accumulated deficit during the development stage                               -                    (9,055)
                                                                                    -----                ------
                  Total stockholders' equity                                        -                     4,264
                                                                                    -----                -----

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                          $  60
                                                                                    =====



              SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS.

                       THE PRIMA GROUP INTERNATIONAL, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                        STATEMENT OF STOCKHOLDERS' EQUITY
        FOR THE PERIOD FROM INCEPTION (JULY 29, 1997) TO AUGUST 31, 1997
                                ($ IN THOUSANDS)


                                                                                                        Total
                                             Common Stock         Subscriptions      Accumulated     Stockholder's
                                          Shares       Amount      Receivable          Deficit          Equity

BALANCES, July 29, 1997                 -            $-              $-                $-               $-

     Issuance of common stock           300,000          3               (3)            -                -
     Net loss                           -            -                -                 -                -
                                        -----        -----           ------            ------           --

BALANCES, August 31, 1997               300,000      $   3           $   (3)           $-               $-
                                        =======      =====           ======            ======           ==



              SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS.

                       THE PRIMA GROUP INTERNATIONAL, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                             STATEMENT OF CASH FLOWS
        FOR THE PERIOD FROM INCEPTION (JULY 29, 1997) TO AUGUST 31, 1997
                                ($ IN THOUSANDS)


CASH FLOWS FROM FINANCING ACTIVITIES:
     Advances from affiliate                                         $  60
     Increase in deferred offering costs                               (50)
                                                                     -----
           Net cash provided by financing activities                    10
                                                                     -----

NET CHANGE IN CASH                                                      10

CASH, beginning of period                                               -

CASH, end of period                                                  $  10
                                                                     =====


              SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS.

                       THE PRIMA GROUP INTERNATIONAL, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

1.   NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:

     NATURE OF OPERATIONS - The PRIMA Group International, Inc. ("PRIMA" or the "Company") was formed on July 29, 1997 for the purpose of acquiring substantially all of the outstanding common stock of Prima Industrie S.p.A. (Prima Industrie). The Company has had no operations through August 31, 1997.

     USE OF ESTIMATES - The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

     INCOME TAXES - The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     DEFERRED OFFERING COSTS - Direct costs incurred by the Company in connection with its proposed initial public offering have been deferred, and will be charged against the proceeds of the offering when completed. Should the offering not be completed, such costs will be charged to expense.


2.   PAYABLE - AFFILIATE:

     Payable - affiliate represents non-interest bearing advances from Prima Industrie. Subsequent to August 31, 1997, Prima Industrie has advanced the Company an additional $40,000. These advances have been used to pay costs associated with the Company's proposed initial public offering.


3.   COMMITMENTS:

     STOCK OPTION PLAN - The Company has proposed a 1997 Stock Incentive Plan, under which 675,000 shares will be authorized for future issuance. The Company has agreed to grant a total of 350,000 options under

                       THE PRIMA GROUP INTERNATIONAL, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

     the plan to three officers of the Company and an officer of Prima Industrie. Following is a summary of options to be granted under the plan:


                                                      Weighted Average
                                   When                   Exercise
Number of Shares               Exercisable(1)              Price(2)

20,000                        1st Anniversary              105%
90,000                        1st Anniversary              120%
15,000                        2nd Anniversary              120%
90,000                        2nd Anniversary              130%
15,000                        3rd Anniversary              140%
120,000                       3rd Anniversary              140%
-------                                                    ---

350,000                                                    135%
=======                                                    ===
     ------------------------

     (1)The stock options will vest and become exercisable upon anniversary dates of the public offering.
     (2)The exercise price will be a percentage of the public offering price.


     EMPLOYMENT AGREEMENTS - The Company has agreed to enter into employment agreements with three officers, effective upon closing of the proposed public offering. These agreements call for salaries of $250,000, $250,000, and $150,000, respectively, per year for a period of three years. Two of the officers will also receive payments of $250,000 and $150,000, respectively, in 1998 for entering into non-compete covenants under their employment agreements. These payments are subject to a three-year vesting period.


4.   SUBSEQUENT EVENTS:

     The Company has entered into a letter of intent with an underwriter for an initial public offering (IPO) of 1,500,000 shares of stock. The Company has also agreed to enter into a subscription agreement with the stockholders of Prima Industrie, whereby immediately prior to the closing of the IPO, the Company would exchange 2,700,000 shares of stock for substantially 100% of the outstanding shares of Prima Industrie. The accompanying unaudited pro forma financial statements reflect the issuance of these shares in exchange for the net equity of Prima Industrie as of June 30, 1997. This transaction will be accounted for as a reverse acquisition of the net assets of PRIMA Group by Prima Industrie, and no goodwill will be recorded.

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
Prima Industrie S.p.A.
Turin, Italy


We have audited the accompanying consolidated balance sheets of Prima Industrie S.p.A. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Prima Industrie S.p.A. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ Hein + Associates LLP
HEIN + ASSOCIATES LLP

Denver, Colorado
October 7, 1997

                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)



                                                                              JUNE 30,             DECEMBER 31,
                                                                            ------------       ---------------------
                                                                                1997             1996        1995
                                                                             ---------------   ---------  ---------
                                                                              (Unaudited)

                                                         ASSETS

CURRENT ASSETS:
    Cash and cash equivalents                                                    $    254    $    585    $    804
    Trade accounts receivable, net of allowance of $265                            18,284      21,244      17,966
         (unaudited), $426, and $772, respectively
    Other accounts receivable                                                       3,125       3,127       3,970
    Inventories                                                                    10,695       7,949       8,412
    Prepaid expenses and other current assets                                          13         872         130
                                                                                 --------    --------    --------
             Total current assets                                                  32,371      33,777      31,282

PROPERTY, PLANT AND EQUIPMENT                                                       7,094       7,612       7,583
    Less accumulated depreciation                                                  (5,643)     (5,966)     (5,679)
                                                                                 --------    --------    --------
             Property, plant and equipment, net                                     1,451       1,646       1,904

PATENTS AND OTHER INTANGIBLE ASSETS, net                                              308         339         239

INVESTMENTS AND OTHER ASSETS                                                          495         590       1,843
                                                                                 --------    --------    --------
TOTAL ASSETS                                                                     $ 34,625    $ 36,352    $ 35,268
                                                                                 ========    ========    ========

                                          LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Current portion of notes payable and long-term debt                          $  9,530    $ 10,276    $ 10,331
    Accounts payable                                                               11,425      12,721      11,206
    Other accrued expenses and liabilities                                          6,301       3,526       5,909
    Deferred income                                                                  --           559         230
    Income taxes payable                                                             --           185          32
                                                                                 --------    --------    --------
             Total current liabilities                                             27,256      27,267      27,708

LONG-TERM DEBT                                                                       --           948       1,347

PERSONNEL RETIREMENT ACCRUAL                                                        2,505       2,655       2,663

MINORITY INTEREST                                                                     603         548         319

COMMITMENTS AND CONTINGENCIES (Notes 2 and 11)

STOCKHOLDERS' EQUITY:
    Common stock, .01 par value, 14,000,000 shares
         authorized, 2,700,000 shares issued and outstanding                           27          27          27
    Additional paid-in capital                                                     13,775      13,775      13,775
    Foreign currency translation adjustments                                         (486)          3        (175)
    Accumulated deficit                                                            (9,055)     (8,871)    (10,396)
                                                                                 --------    --------    --------
             Total stockholders' equity                                             4,261       4,934       3,231
                                                                                 --------    --------    --------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                       $ 34,625    $ 36,352    $ 35,268
                                                                                 ========    ========    ========

       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.

                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                         (IN THOUSANDS OF U.S. DOLLARS)



                                                  FOR THE
                                             SIX MONTHS ENDED                      FOR THE YEARS ENDED
                                                 JUNE 30,                             DECEMBER 31,
                                         ------------------------------  ----------------------------------------
                                              1997            1996           1996            1995            1994
                                          --------------  --------------  -------------  --------------   --------
                                                   (Unaudited)

REVENUES:
    Net sales                             $    18,726    $    18,008    $    41,108    $    37,356    $    27,774
    Other operating revenue                       535            395          2,417          2,056          1,896
                                          -----------    -----------    -----------    -----------    -----------
             Total revenues                    19,261         18,403         43,525         39,412         29,670

COSTS AND EXPENSES:
    Cost of goods sold                         14,966         14,608         34,357         32,565         27,373
    Research and development costs                632            641          1,329            670            656
    Selling, general and administrative         3,005         2 ,819          6,023          6,720          5,604
         costs                            -----------    -----------    -----------    -----------    -----------
             Total costs and expenses          18,603         18,068         41,709         39,955         33,633
                                          -----------    -----------    -----------    -----------    -----------

OPERATING INCOME                                  658            335          1,816           (543)        (3,963)

OTHER INCOME (EXPENSE):
    Interest and other income                     543            543          1,877            776            508
    Interest expense                             (970)          (878)        (1,375)        (2,460)        (1,978)
    Other expenses                               (108)          (106)          (391)          --               (2)
                                          -----------    -----------    -----------    -----------    -----------
                                                 (535)          (441)           111         (1,684)        (1,472)
                                          -----------    -----------    -----------    -----------    -----------

INCOME BEFORE INCOME TAXES                        123           (106)         1,927         (2,227)        (5,435)

CURRENT INCOME TAXES                             (211)          (111)          (189)           (43)            (4)

MINORITY INTEREST                                 (96)          (136)          (213)          (130)           169
                                          -----------    -----------    -----------    -----------    -----------

NET INCOME (LOSS)                         $      (184)   $      (353)   $     1,525    $    (2,400)   $    (5,270)
                                          ===========    ===========    ===========    ===========    ===========

NET INCOME (LOSS) PER SHARE               $      (.06)   $      (.12)   $       .51    $     (1.19)   $     (2.34)
                                          ===========    ===========    ===========    ===========    ===========

PRO FORMA WEIGHTED AVERAGE
  COMMON SHARES OUTSTANDING                 3,000,000      3,000,000      3,000,000      2,021,000      2,254,000
                                          ===========    ===========    ===========    ===========    ===========



       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.

                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE PERIOD FROM JANUARY 1, 1994 TO JUNE 30, 1997
                         (IN THOUSANDS OF U.S. DOLLARS)



                                                                                            Foreign
                                                                          Additional        Currency                      Total
                                                   COMMON STOCK            Paid-In         Translation   Accumulated  Stockholders'
                                              Shares           Amount       Capital        Adjustments     Deficit     Equity

BALANCES, January 1, 1994                       2,032,605    $       20    $    5,186   $     (111)   $   (2,726)   $    2,369

    Shares canceled                            (1,903,111)          (19)           19         --            --            --
    Foreign currency translation adjustments                                                   185                         185
    Net loss                                         --            --            --           --          (5,270)       (5,270)
                                               ----------    ----------    ----------   ----------    ----------    ----------


BALANCES, December 31, 1994                       129,494             1         5,205           74        (7,996)       (2,716)

    Forgiveness of debt from stockholder             --            --           1,860         --            --           1,860
    Common shares issued                        2,570,506            26         6,710         --            --           6,736
    Foreign currency translation adjustments         --            --            --           (249)         --            (249)
    Net loss                                         --            --            --           --          (2,400)       (2,400)
                                               ----------    ----------    ----------   ----------    ----------    ----------

BALANCES, December 31, 1995                     2,700,000            27        13,775         (175)      (10,396)        3,231

    Foreign currency translation adjustments         --            --            --            178          --             178
    Net income                                       --            --            --           --           1,525         1,525
                                               ----------    ----------    ----------   ----------    ----------    ----------

BALANCES, December 31, 1996                     2,700,000            27        13,775            3        (8,871)        4,934

    Foreign currency translation adjustments         --            --            --           (489)         --            (489)
           (unaudited)
    Net loss (unaudited)                             --            --            --           --            (184)         (184)
                                               ----------    ----------    ----------   ----------    ----------    ----------
BALANCES, June 30, 1997 (Unaudited)             2,700,000    $       27    $   13,775   $     (486)   $   (9,055)   $    4,261
                                               ==========    ==========    ==========   ==========    ==========    ==========


       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.

                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (IN THOUSANDS OF U.S. DOLLARS)


                                                   FOR THE
                                               SIX MONTHS ENDED              FOR THE YEARS ENDED
                                                  JUNE 30,                      DECEMBER 31,
                                                ----------------        --------------------------
                                                1997       1996       1996         1995      1994
                                            -------------  ------   -----------   -------   --------
                                                  (Unaudited)

CASH FLOWS FROM OPERATING
  ACTIVITIES:
    Net income (loss)                           $  (184)   $  (353)   $ 1,525    $(2,400)   $(5,270)
    Adjustments to reconcile to
       operating activities:
      Depreciation and amortization                 213        360        745        839        742
      Gain/loss on sale of assets, net             --         --         (708)       (40)      --
      Changes in:
        Receivables                                 773      1,812     (1,214)    (5,159)      (261)
        Inventory                                (3,467)        51        933        434     (1,316)
        Other assets                                783        330       (736)       168      1,032
        Accounts payable and accrued
         liabilities                              2,938     (1,574)    (1,119)     3,523      2,593
        Deferred income                            (510)      (243)       317        228       --
        Taxes payable                              (169)       (34)       151         32       --
        Personnel retirement accrual                 88       (519)      (156)       (80)       308
        Minority interest                           104        184        212        177       (283)
        Other                                      --        1,401       --         --         --
                                                 -------    -------    -------    -------    -------
           Net cash provied by (used in)
            operating activities                    569      1,415        (50)    (2,278)    (2,455)

CASH FLOW FROM INVESTING
  ACTIVITIES:
    Payments for property, plant and
      equipment                                    (166)       (55)      (231)    (1,452)      (200)
    Additions to patent and other intangibles      --         (197)      (288)       (49)      (149)
    Proceeds from sale of property, plant
      and equipment                                --         --           52        647        657
    Proceeds from sale of investments               136        405      1,358        325       --
          Net cash provided by (used in)
            investing activities                    (30)       153        891       (529)       308

CASH FLOW FROM FINANCING
  ACTIVITIES:
    Net additions (repayments) of debt             (690)    (2,399)    (1,106)    (3,428)       261
    Proceeds from issuance of common
       stock                                       --         --           --      6,469       --
                                                -------    -------    -------    -------    -------
          Net cash provided by (used in)
            financing activities                   (690)    (2,399)    (1,106)     3,041        261



       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.

                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (IN THOUSANDS OF U.S. DOLLARS)
                                   (CONTINUED)


                                                   FOR THE
                                              SIX MONTHS ENDED                FOR THE YEARS ENDED
                                                   JUNE 30,                         DECEMBER 31,
                                            -----------------------   ---------------------------------
                                              1997           1996       1996       1995      1994
                                            ---------  ------------   -------   --------   ----------
                                                    (Unaudited)



EFFECT OF EXCHANGE RATE CHANGES                 (180)        41         46        (50)       (12)
   ON CASH AND CASH EQUIVALENTS
                                             -------    -------       -------    -------    -------

NET CHANGE IN CASH AND CASH                     (331)      (790)      (219)       184     (1,898)
  EQUIVALENTS

CASH AND CASH EQUIVALENTS,                       585        804        804        620      2,518
    beginning of period
                                             -------    -------    -------    -------    -------

CASH AND CASH EQUIVALENTS,
    end of period                            $   254    $    14    $   585    $   804    $   620
                                             =======    =======    =======    =======    =======

SUPPLEMENTAL DISCLOSURES:
    Cash paid for interest                                         $ 1,421    $ 2,603    $ 1,945


    Cash paid for income taxes                                         325         11          4



    Non-cash investing and financing
      activities -

        Forgiveness of debt by stockholder                              --        1,860       --



       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.

                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (INFORMATION FOR PERIODS SUBSEQUENT TO DECEMBER 31, 1997 IS UNAUDITED)


1.   NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:

     NATURE OF OPERATIONS - Prima Industrie S.p.A. ("Prima Industrie" or "the Company") manufactures state- of-the-art, software-controlled, robotic laser-cutting and welding systems. The Company, through Prima Electronics S.p.A. (Prima Electronics), a 60% owned subsidiary, also designs and manufactures electronic industrial process controls for its own equipment and for other industrial equipment manufacturers. The Company's manufacturing operations are located in Turin, Italy, and its customers include major automotive manufacturers in Europe and North America.

     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

     PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     USE OF ESTIMATES - The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

     EARNINGS PER SHARE - Earnings per share is based on the weighted average number of shares outstanding. All share and per share data has been restated to reflect the exchange of the existing shares for 2,700,000 shares of the Prima Group International, Inc. as described in Note 14. Pursuant to Staff Accounting Bulletin No. 64, the Company has included in pro forma weighted average shares for all periods 300,000 shares of Prima Group issued within one year of the proposed public offering.

     CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

     INVENTORIES - Inventories are stated at the lower of cost or market, determined by the average cost method.

     PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives (ranging from 4 to 10 years) of the respective assets. The cost of normal maintenance and repairs is charged to operating expenses as incurred. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of properties sold, or otherwise disposed of, and the related accumulated depreciation or amortization are removed from the accounts, and any gains or losses are reflected in current operations.

     IMPAIRMENT OF LONG-LIVED ASSETS - The Company evaluates the carrying value of property, plant and equipment, intangibles, investments, and other long-lived assets when facts and circumstances indicate

                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (INFORMATION FOR PERIODS SUBSEQUENT TO DECEMBER 31, 1997 IS UNAUDITED)



     that the carrying amount of an asset may not be recoverable. In such an instance, if the estimated future undiscounted cash flows are less than the carrying amount, impairment is recorded based on an estimate of future discounted cash flows.

     PATENTS AND OTHER INTANGIBLE ASSETS - Patents and other intangible assets are amortized on the straight-line method over 5 years.

     INVESTMENTS IN DEBT AND EQUITY SECURITIES - Debt securities are generally classified as held to maturity due to their short-term nature and the fact that they are pledged as collateral for a loan. Held to maturity securities are carried at cost, which approximates fair value. Equity securities are classified as available for sale, and are carried at estimated fair value. Unrealized gains or losses are included in retained earnings. Realized gains or losses are included in other income.

     INCOME RECOGNITION - Income related to direct sales of equipment and parts is recognized upon shipment.

     INCOME TAXES - The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     PERSONNEL RETIREMENT ACCRUAL - The Company's employees are eligible, immediately upon termination, for severance pay pursuant to Italian law. The Company accrues a liability for such employee termination obligations, net of applicable advances, as provided by law. The amount accrued at each balance sheet date reflects the aggregate liability for all eligible employees, if terminated.

     RESEARCH AND DEVELOPMENT COSTS - Research and development costs, net of grants received from Italian government agencies, are charged to operations in the period incurred.

     FOREIGN CURRENCY TRANSLATION - The Company's functional currency is the Italian lire. Gains and losses from the effects of exchange rate fluctuations on transactions denominated in foreign currencies are included in results of operations. Assets and liabilities of the Company's foreign subsidiaries are translated into Italian lire at period-end exchange rates, and their revenues and expenses are translated at average exchange rates for the period. Translation adjustments are accumulated in a separate com ponent of stockholders' equity until a foreign business is sold or substantially liquidated.

     For United States reporting purposes, the financial statements have been translated from Italian lire into U.S. dollars. Assets and liabilities were translated at the exchange rate at the applicable balance sheet date. Revenues and expenses were translated at average exchange rates for the period. All translation effects of exchange rate changes are included as a separate component of stockholders' equity.

                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (INFORMATION FOR PERIODS SUBSEQUENT TO DECEMBER 31, 1997 IS UNAUDITED)



     UNAUDITED INFORMATION - The consolidated balance sheet as of June 30, 1997 and the consolidated statements of operations for the six month periods ended June 30, 1997 and 1996 were taken from the Company's books and records without audit. However, in the opinion of management, such information includes all adjustments (consisting only of normal recurring accruals) which are necessary to properly reflect the consolidated financial position of the Company as of June 30, 1997 and the results of operations for the six months ended June 30, 1997 and 1996.

     IMPACT OF RECENTLY ISSUED STANDARDS - Statement of Financial Accounting Standards 128, "Earnings per Share" and Statement of Financial Accounting Standards 129, "Disclosure of Information About an Entity's Capital Structure." Statement 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion 15, "Earning per Share." Statement 128 provides for the calculation of "basic" and "diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. Statement 129 establishes standards for disclosing information about an entity's capital structure. Statements 128 and 129 are effective for financial statements issued for period ending after December 15, 1997. Their implementation is not expected to have a material effect on the consolidated financial statements.

     Statement of Financial Accounting Standards 130, "Reporting Comprehensive Income" and Statement of Financial Accounting Standards 131, "Disclosures About Segments of an Enterprise and Related Information." Statement 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, Statement 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. Statement 131 supersedes Statement of Financial Accounting Standards 14, "Financial Reporting for Segments of a Business Enterprise." Statement 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

     Statements 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Because of the recent issuance of these standards, management has been unable to fully evaluate the impact, if any, the standards may have on the future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of these standards.

                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (INFORMATION FOR PERIODS SUBSEQUENT TO DECEMBER 31, 1997 IS UNAUDITED)

2.   LIQUIDITY:

     The Company has incurred net losses in two of the past three years and has had negative cash flows from operations. The Company's working capital needs have been funded primarily through bank lines-of-credit. In order to fund the Company's plans for growth and related research and development expenditures, additional equity or debt funding will be necessary. Management believes that the proceeds of the planned public offering will be adequate for this purpose. If the public offering is not successful, management's plans include pursuing long-term debt financing or changes in the planned rate of growth.


3. OTHER RECEIVABLES:

     Other receivables consist of the following:


                                                                         DECEMBER 31,
                                                                    1996              1995
                                                                        ($ in 000's)


             Tax refunds                                          $   2,774         $   3,041
             Other, primarily research and development grants           353               929
                                                                  -------------     ------------
             Total                                                $   3,127         $   3,970
                                                                    =========         =========


4. INVENTORIES:

     Inventories consist of the following:


                                                    DECEMBER 31,
                                                1996              1995
                                                     ($ in 000's)

                  Raw materials            $   5,604         $   4,737
                  Work-in-progress             1,366             1,610
                  Finished goods                 979             2,065
                                          ------------         --------

                    Total                  $   7,949         $   8,412
                                           =========         =========

                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (INFORMATION FOR PERIODS SUBSEQUENT TO DECEMBER 31, 1997 IS UNAUDITED)



5. PROPERTY AND EQUIPMENT:

     Property and equipment consists of the following:

                                                       DECEMBER 31,
                                                  1996              1995
                                                      ($ in 000's)

     Land and leasehold improvements            $   1,084         $   1,053
     Machinery and equipment                        5,158             5,069
     Office furniture and fixtures                  1,709             1,700
                                                  --------         ----------

       Total                                    $   7,951         $   7,822
                                                =========         =========



6. INVESTMENTS AND OTHER ASSETS:

     Investments and other assets consist of the following:


                                                                              DECEMBER 31,
                                                                         1996              1995
                                                                               ($ in 000's)

 Treasury bonds and certificates of deposit                          $     590         $     774
 Investments in and receivables from unconsolidated                         -              1,050
    subsidiaries
 Other                                                                       -                19
                                                                     ----------         --------

   Total                                                             $     590         $   1,843
                                                                     =========         =========



7. NOTES PAYABLE AND LONG-TERM DEBT:

     Notes payable and long-term debt consist of the following:

                                                                                DECEMBER 31,
                                                                         1996               1995
                                                                                ($ in 000's)

    Borrowings under $2,641,000 bank line-of-credit, with interest
    at prime plus .5%*, without collateral.                            $   2,864             $   2,793



                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (INFORMATION FOR PERIODS SUBSEQUENT TO DECEMBER 31, 1997 IS UNAUDITED)



                                                                                  DECEMBER 31,

                                                                     \ --------------------------------
                                                                        1996                   1995
                                                                      ------                   -------
                                                                             ($ in 000's)

     Borrowings under $10,163,000 bank line-of-credit, with interest at prime plus .5% for advances on accounts receivable and
     prime* for advances on customer orders collateralized by
     accounts receivable.  Borrowing base is limited to 80% of
     accounts receivable and 50% of outstanding customer orders.           6,113              6,733

     Loan from an Italian government agency for research funding payable in annual installments of approximately $216,000
     through 1999, plus interest at 4.5% collateralized by
     investments of $590,000.                                                559                -

     Borrowings under factoring agreements with a financial
     institution, with interest at prime*, collateralized by  accounts
     receivable.                                                             935                 -

     Loan from Italian government agency, payable in annual
     installments of $33,000 from February 1998 through 2007,
    with interest at 2.1% through February 1998 and 8.37% from
     February 1998 through 2007, without collateral.                         335               317

     Obligation under capital lease (Note 11).                               333                -

     Note payable, collateralized by property and
     equipment , repaid in 1996.                                              -                 47

     Other.                                                                   85              1,788
                                                                        ----------        ----------
                                                                          11,224             11,678


     Less current portion                                                (10,276)           (10,331)
                                                                          ------           ----------



       Total                                                            $    948          $   1,347
                                                                       =========          =========


     ------------------------
     *Prime was 9.875% at December 31, 1996.

                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (INFORMATION FOR PERIODS SUBSEQUENT TO DECEMBER 31, 1997 IS UNAUDITED)


Aggregate maturities of long-term debt are due as follows:


                   Years Ending
                   December 31,                      $ in 000's)

                       1997                            $10,276
                       1998                                552
                       1999                                160
                       2000                                 33
                       2001                                 33
                       Thereafter                          170
                                                     ---------
                                                       $11,224
                                                    ==========
8. DISPOSITION OF SAPRI, S.P.A.:

     During 1996, the Company sold its 100% interest in Sapri, S.p.A., a 100% owned subsidiary engaged in the manufacture and sale of robotic systems, for approximately $570,000. The sale resulted in a gain of approximately $1,059,000, which is included in other income in the accompanying statements of operations. Sapri had net revenues of approximately $7,200,000 in 1995.


9. INCOME TAXES:

     The components of the net deferred tax asset at December 31, 1996 are as follows:


                                ($ in 000's)
Inventory allowances             $   216
Accounts receivable allowances        62
Warranty accrual                     600
Loss carryforwards                 2,486
Other                                115
Depreciation                         (91)
Grants                              (154)
                                 -------
Net deferred tax asset             3,234
Valuation allowance               (3,234)
                                 -------
                                 $     -
                                ========

     Total income tax expense (benefit) differed from the amounts computed by applying the Italian statutory tax rate of 53.2% to pre-tax income primarily due to the fact that Prima Industrie and Prima Electronics file separate tax returns. Therefore, losses incurred by one company are not available to offset taxable income of the other. In addition, an equity tax is assessed each year on the net equity of the Company without regard to taxable income, and losses carried forward result in a reduced tax rate.

                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (INFORMATION FOR PERIODS SUBSEQUENT TO DECEMBER 31, 1997 IS UNAUDITED)



     As of December 31, 1996, the Company has net operating losses for Italian tax purposes of approximately $3,500,000 which, if not utilized, will expire in the years 1997 through 1990. These loss carryforwards are not offset dollar for dollar against future taxable income, but rather result in a reduced tax rate.


10. STOCKHOLDERS' EQUITY:

     In December 1994, the Company's Board of Directors canceled 1,903,000 shares due to the significant losses incurred by the Company. In February 1995, an Italian government agency agreed to purchase 1,200,000 shares for a total of 5,000 million lire ($3,100,000). In addition, 1,370,000 shares of stock were sold to the other stockholders for a total of 5,600 million lire ($3,600,000). In conjunction with these transactions, an entity which was a major stockholder agreed to forgive outstanding loans of 3,000 million lire ($1,860,000). This amount was credited to stockholder's equity.


11. COMMITMENTS AND CONTINGENCIES:

     CAPITAL LEASE OBLIGATIONS - The Company leases certain facilities under agreements classified as capital leases. Property under these leases has a cost of $1,398,000 and accumulated amortization of approximately $268,000 at December 31, 1996. The following is a schedule of future minimum lease payments under capital leases at December 31, 1996.


                                                                    ($ in 000's)

                  Future minimum lease payments                         $490
                  Less amount representing interest                     (157)
                                                                   -------------
                  Present value of net minimum lease payments            333

                  Less current portion                                  (118)
                                                                  ------------
                                                                        $215
                                                                ===============

                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (INFORMATION FOR PERIODS SUBSEQUENT TO DECEMBER 31, 1997 IS UNAUDITED)



     OPERATING LEASES - The Company also leases certain facilities under operating leases. Future minimum payments on noncancellablle operating leases are as follows:


                   Years Ending
                   December 31,          $ in 000's

                       1997                 $ 202
                       1998                   185
                       1999                   183
                       2000                     9
                                      -----------
                                            $ 579
                                      ===========

     Rent expense was approximately $680,000, $610,000, and $355,000 for the years ended December 31, 1996, 1995, and 1994, respectively.

     LITIGATION - The Company has been named as defendant in certain litigation arising from the ordinary course of business. In the opinion of the Company's management and after consultation with outside legal counsel, the ultimate resolution of these matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

     COMMITMENTS - In connection with customer financing under certain sales contracts, the Company has agreed to repurchase machines in the amount of $1,233,000 and $915,000 as of December 31, 1996 and 1995, respectively. The repurchase price is based on a percentage of the sales price, and decreases based on the amount of time elapsed since the sale. The Company believes that the repurchase prices are less than the market value of the machines. The Company is presently involved in litigation with a finance company regarding one of these agreements, and has accrued its estimate of the liability under the agreement as of December 31, 1996.


12. FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The estimated fair values for financial instruments under SFAS No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. Management estimates that the carrying amounts reported in the consolidated balance sheets for cash and equivalents, accounts receivable, investments, and notes payable approximate fair value because of the short-term maturity of these financial instruments.

                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (INFORMATION FOR PERIODS SUBSEQUENT TO DECEMBER 31, 1997 IS UNAUDITED)



13. CONCENTRATIONS OF CREDIT RISK:

     Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly effected by changes in economic or other conditions described below.

     The Company operates in one industry segment, the manufacture of laser-cutting and welding systems. The Company's primary customers are in one industry, automobile manufacturers and, thus, may be subject to similar economic risks. Financial instruments that subject the Company to credit risk consist principally of accounts receivable.

     At December 31, 1996, accounts receivable totaled $21,670,000, and the Company has provided an allowance for doubtful accounts of $426,000. The Company performs periodic credit evaluations on its customers' financial condition and believes that the allowance for doubtful accounts is adequate.

     The Company had sales in excess of 10% of total revenues to the following customers:


                                                                   Receivable at
                                                                   December 31,
                            1996          1995            1994        1996
                            -------- ------------  --------------    ----
                                        ($ in 000's)

          Customer A         $5,671         *            *          $3,300
          Customer B         $5,526         *            *          $  421
           --------------
          *Less than 10%.


     The Company may also be exposed to certain risks as a result of its manufacturing operation being located in Italy which are not typically associated with companies operating in the United States. These include risks associated with the political, economical, social, and legal environment and foreign currency exchange rates. Management believes that it has adequately compensated for these risks. There can be no assurance, however, that changes in the political, economical, social, and other conditions will not result in any material adverse impact on the Company's business, financial condition or results of operations.

     The Company maintains most of its cash balances with various banks and financial institutions located in Italy. Consistent with local practice, such amounts are not insured or otherwise protected should the financial institutions be unable to meet their liabilities. There has been no history of such credit losses.

                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (INFORMATION FOR PERIODS SUBSEQUENT TO DECEMBER 31, 1997 IS UNAUDITED)


14. SUBSEQUENT EVENTS:

     Substantially all of the stockholders of the Company have agreed to enter into a subscription agreement with The PRIMA Group International, Inc. (PRIMA Group), whereby, immediately prior to the closing of PRIMA Group's proposed public offering, the stockholders would exchange their shares for 2,700,000 shares of PRIMA Group.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. UNTIL______________ , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

TABLE OF CONTENTS
                                        PAGE
                                        ----
Prospectus Summary                       3
Risk Factors                             7
Use of Proceeds                         17
Dividend Policy                         19
Capitalization                          19
Dilution                                20
Selected Consolidated Financial Data    22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations                         24
History of the Company                  37
Business                                39
Management                              50
Certain Beneficial Owners               57
Description of Capital Stock            58
Transfer Agent and Registrar            59
Shares Eligible for Future Sale         59
Underwritering                          61
Legal Matters                           63
Experts                                 63
Additional Information                  63
Index to Consolidated Financial
  Statements                           F-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the registration fee and the NASD filing fee.

                                                AMOUNT
                                                TO BE
                                                 PAID
                                              ----------

    Registration Fee                          $ 7,378.18
    NASD Filing Fee                             2,733.88
    Nasdaq National Market Listing fee             *
    Printing                                       *
    Legal Fees and Expenses                        *
    Accounting Fees and Expenses                   *
    Blue Sky Fees and Expenses                     *
    Transfer Agent Fees                            *
    Miscellaneous                                  *
              Total                           $
                                                 =======

    *to be supplied


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its Directors and Officers against liabilities that they may incur in such capacities (plus reimbursement for expenses incurred) including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

The Registrant's Certificate of Incorporation and Bylaws include provisions to
(i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by
Section 102(b)(7) of the General Corporation Law of Delaware (the "Delaware Law") and (ii) require the Registrant to indemnify its Directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as Directors and officers. These provisions do not eliminate the Directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each Director will continue to be subject to liability for breach of the Director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the Director believes to be contrary to the best interests of the Registrant or its stockholders, for any transaction from which the Director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the Director's duty to the Registrant or its stockholders when the Director was aware or should have been aware of a risk of serious injury to the Registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the Director's duty to the Registrant or its stockholder, for improper transactions between the Director and the Registrant and for improper distributions to stockholders and loans to Directors and officers. The provision also does not affect a Director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

The Registrant has entered into indemnity agreements with each of its Directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a Director or an executive officer of the Registrant or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. The Registrant has entered into similar indemnity agreements with certain of its key employees.

At present, there is no pending litigation or proceeding involving a Director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or Director.

The Registrant has an insurance policy covering the officers and Directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.


ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

On July 29, 1997, the Registrant issued 150,000 shares to Mr. James R. Currier, Sr. and 150,000 shares to Mr. Giovanni Ciamaroni for a total consideration of $3,000. The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were attached to the share certificates issued in such transactions. All recipients had adequate access to information about the Registrant.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A)     EXHIBITS

1.1     Form of Underwriting Agreement*

3.1     Articles of Incorporation of Registrant

3.2     Bylaws of Registrant

5.1     Opinion of Rayburn, Moon & Smith, P.A.*

10.1     Form of Indemnification Agreement with Directors and Officers*

10.2     Employment agreement with James R. Currier, Sr.

10.3     Employment agreement with Gianfranco Carbonato

10.4     Employment agreement with Giovanni Ciamaroni

10.5     Employment agreement with Michael H. Gilbert

10.6     1997 Stock Incentive Plan

10.7 Cooperative Manufacturing and Selling Agreement dated July 15, 1997 between Strippit, Inc. and Prima Industrie S.p.A.*

10.8 Supply Agreement dated April 29, 1996, between Atlas Copco Airpower NV and Prima Electronics S.p.A.*

23.1     Independent Auditors' Consent

23.2     Consent of Counsel (included in Exhibit 5.1)

23.3     Rule 438 Consent - Michael A. Almond*

23.4     Rule 438 Consent - W. Edwin McMahan*

24.1     Powers of Attorney

27 Financial Data Schedule

* To be supplied by amendment.

(B)     FINANCIAL STATEMENT SCHEDULES


Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(4) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, The PRIMA Group International, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on this 16th day of October, 1997.

The PRIMA Group International, Inc.



By: /s/
   ---------------------------
   James R. Currier, Sr.
   President and Chief
    Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


     SIGNATURE               TITLE          DATE

/s/
---------------------     President, Chief      October 16, 1997
James R. Currier, Sr.     Executive, and Director
     (Principal Executive
     Officer)

/s/
---------------------     Vice President Finance     October 16, 1997
Michael H. Gilbert     and Administration,
     Secretary and Treasurer
     (Principal Financial
     and Accounting Officer)

/s/
---------------------     Executive Vice President,     October 16, 1997
Gianfranco Carbonato      Chief Operating Officer
     and Director

/s/
---------------------     Vice President Sales     October 16, 1997
Giovanni Ciamaroni        and Marketing and
     Director

/s/
---------------------     Chairman of the Board     October 16, 1997
Gian Mario Rosignolo      of Directors

/s/
---------------------     Director     October 16, 1997
Mario Mauri

/s/
---------------------     Director     October 16, 1997
Hans Werthen

                                  EXHIBIT INDEX

Exhibit                                                                Filed
   No.           Exhibit                                            Herewith At

1.1              Form of Underwriting Agreement*

3.1              Articles of Incorporation of Registrant

3.2              Bylaws of Registrant

5.1              Opinion of Rayburn, Moon & Smith, P.A.*

10.1             Form of Indemnification Agreement with
                 Directors and Officers*

10.2             Employment agreement with James R. Currier,
                 Sr.

10.3             Employment agreement with Gianfranco Carbonato

10.4             Employment agreement with Giovanni Ciamaroni

10.5             Employment agreement with Michael H. Gilbert

10.6             1997 Stock Incentive Plan

10.7             Cooperative Manufacturing and Selling
                 Agreement dated July 15, 1997 between
                 Strippit, Inc. and Prima Industrie S.p.A.*

10.8             Supply Agreement dated April 29, 1996, between
                 Atlas Copco Airpower NV and Prima Electronics
                 S.p.A.*

11.1             Calculation of earnings per share

23.1             Independent Auditors' Consent

23.2             Consent of Counsel (included in Exhibit 5.1)

23.3             Rule 438 Consent - Michael A. Almond*

23.4             Rule 438 Consent - W. Edwin McMahan*

24.1             Powers of Attorney

27               Financial Data Schedule


* To be supplied by amendment.